
02029987

RECD S.E.C.

APR 9 2002

070

P.E 12-26-2001

2001

Denny's

PROCESSED

APR 15 2002

P THOMSON FINANCIAL

Annual Report 2001



Corporate Summary

Denny's® is America's largest full-service family restaurant chain with more than 1,700 company and franchise locations. From its beginning as a single restaurant in California in 1953, Denny's has grown into the most recognized brand in family dining, serving more than one million customers each day.

Denny's is owned by Advantica Restaurant Group, Inc. (OTCBB: DINE), which also owns two regional family dining brands, Coco's® and Carrows® under the company's FRD Acquisition Co. subsidiary. Advantica is in the process of divesting these regional brands as part of its strategy to focus all corporate resources on Denny's.



Financial Summary

(dollars in millions)	Fiscal Year Ended[a] 2001	2000
Revenue		
Company restaurant sales	$ 949.2	$1,080.6
Franchised and licensed restaurant revenue	90.5	74.6
Total revenue	$1,039.7	$1,155.2
Operating loss	$ (19.7)	$ (0.3)
Total amortization and depreciation	124.3	153.6
Total impairment and restructuring charges	30.5	19.0
EBITDA[b]	$ 135.1	$ 172.3
Gains on refranchising and other net, included in EBITDA	$ 13.3	$ 51.2
Loss from continuing operations	(96.3)	(82.5)
Total debt	650.2	605.3
Systemwide sales:		
U.S.	$2,227.5	$2,163.6
International	64.1	64.1
Total systemwide sales	2,291.6	2,227.7
Systemwide number of restaurants	1,749	1,822

(a) All amounts exclude FRD Acquisition Co.

(b) EBITDA is defined as operating income (loss) before depreciation, amortization and charges for restructuring and impairment. EBITDA as defined may not be comparable to similarly titled measures reported by other companies.

Living the Vision

It's a new day at Denny's as we refocus our powerful brand for future success. People count on us 24 hours a day, 7 days a week, 365 days a year. After nearly 50 years, the Denny's name has become synonymous with family dining. We are devoting our collective energies toward meeting and exceeding customer expectations, and we have launched a new vision to provide clear company direction for all employees and franchisees.

Our new vision is simple in concept, yet a great challenge for restaurants such as ours that never close. The vision recognizes each customer has certain reasonable expectations that must always be met. These include: quality food that tastes good; friendly, attentive servers who make customers feel welcome; clean, well-maintained surroundings; and prices that represent a good value. We believe these expectations must be met every time a customer enters one of our restaurants. We invite you to read further and explore Denny's new vision, summed up in the statement: *Great Food and Great Service by Great People...Every Time!*

Great Food... *High quality, prepared fresh and served safely to each customer's satisfaction*

Great Service... *Prompt, friendly, courteous and efficient*

Great People... *Considerate, helpful, respectful, willing to go the extra mile*

Every Time! *That's what our customers expect*





"We are pleased with our progress during the past year, but realize we have far to go to achieve our goals. Denny's emerged from 2001 a stronger, leaner company with a focus on increasing sales and profitability."

Nelson J. Marchioli
CEO and President

To Our Shareholders:

During my first year as CEO and President of Denny's, the management team and I have turned a critical eye toward every facet of our business. Today, we are focusing on our brand strengths as seen through the eyes of our customer.

After completing one of the most comprehensive customer segmentation studies in the company's history, our direction has never been clearer. Customers believe Denny's offers value; however, we fall short on the basic deliverables of our business. We must regain the food and service culture integral to Denny's heritage and build on the key brand elements that have made Denny's an American icon: breakfast, value, family, 24-hour service and, a "come as you are" environment.

Increasing sales and customer counts remains our highest priority. During 2001, system-wide sales gained 3.0 percent to $2.30 billion. Denny's same-store sales rose 2.7 percent in company-owned restaurants (the fourth consecutive yearly increase), while franchised

Great Food and Great Service by Great People...

restaurant same-store sales increased 0.8 percent. Most important, our same-store guest counts at company stores increased for the first time since 1995.

We ended 2001 with 621 company-owned Denny's restaurants and 1,128 franchised units. We have 115 fewer company-owned restaurants, due to the year's refranchising activities and the closing of stores that failed to meet our financial standards. The decline in company restaurants was partially off-set by a 42 unit increase in franchised and licensed restaurants, primarily through refranchising and new store development. While closing restaurants is difficult for our customers and employees, we will only operate units that generate an accept-able return on our investment.



Restaurant management has also accepted the challenge to improve operating margins. We have increased staffing levels in our restaurants while implementing new scheduling tools to ensure labor







productivity and efficiency. We have also implemented initiatives such as reducing food costs through waste controls, minimizing overtime, and improving cash controls. At the corporate level, we streamlined our administrative support services to reduce general and administrative expenses.

During the year, we reinvested significantly in our company-owned restaurant facilities to bring them up to Denny's high standards and provide a comfortable, friendly atmosphere for our customers. We spent more than $40 million in capital expenditures and $28 million on repairs and maintenance. Moving forward, we will continue to remodel and upgrade our company-owned restaurants and will ask our franchisees to do the same.

Every Time!

Value-oriented marketing promotions contributed to increased sales and the reversal of a long-term decline in guest counts. We constantly focus on profitable customer counts through promotions that give customers what they want without eroding our profit margins. We also are adding new items to our menu and testing additional items that will debut in the near future.

In the midst of the year's activity, our nation suffered the horrible events of September 11. Keenly aware of our responsibility to give back to the community, Denny's restaurants across the nation displayed canisters at their cash registers to collect cash contributions for the American Red Cross victims relief efforts. Despite the fact that guest counts declined during September and October, our restaurants collected thousands of dollars in employee and customer donations for the Red Cross.

Being a great place to work is also critical to the success of any service organization such as ours. In 2001, Denny's was named by *Fortune* magazine the "Best Company in America for Minorities" for the second consecutive year. We are proud of our role as a leader and corporate model in cultural diversity, and, in 2002, we launched another important initiative to promote human and civil rights. Throughout the year, participating Denny's restaurants will donate 20 cents from the sale of each All-American Slam® entrée to the National Civil Rights Museum in Memphis, Tennessee. Our goal is to raise at least $1 million toward the museum's $10 million expansion program. You can read more about this project on page 10 of this annual report.

We are pleased with our progress during the past year, but realize we have far to go to achieve our goals. Denny's emerged from 2001 a stronger, leaner company with a focus on increasing sales and profitability. Our management, Board of Directors, franchisees and employees are working together to achieve our goals. I thank them for their support and dedication. I also thank our shareholders and stakeholders for their patience and loyalty. The year ahead will be a defining one. By building on the strong foundation laid in 2001, we will usher the Denny's brand into a new era.

Sincerely,

Nelson J. Marchioli
Chief Executive Officer and President



BBQ Chicken Sandwich



Denny's is known throughout the country for great breakfasts, outstanding burgers and mouth-watering sandwiches. We built that reputation over the past 50 years by serving meals that start with quality ingredients, delivered fresh to Denny's and kept fresh until they are used in one of our great menu items.

Denny's consistently seeks to improve the taste experience of our customers by testing different products such as improved coffees and breakfast meats, and by including new items on the menu such as the Triple Play™ breakfast (eggs served with a trio of bacon, honey-cured ham and sausage) featured in 2001. Several new products, including our Fabulous French Toast and BBQ Chicken Sandwich, will be added to our menu during 2002.



While many new hits are on the horizon, customer favorites such as our signature Grand Slam Breakfast® remain a drawing card for the brand. We successfully promoted the $2.99 Grand Slam Breakfast during the summer, profitably capitalizing on its popularity among our value-conscious customers. We also are updating our menus for uniformity, so our customers know they can always get their favorite Denny's meal wherever they go.

Great Food...Is Our Business



Product quality and food safety are critical to the success of our Denny's brand. Every year we purchase more than 3.5 million pounds of top sirloin and 35 million pounds of eggs in addition to other perishable items. We have strict product specifications, and pay particularly close attention to the way food is handled and stored until it is used.

One example of our diligence in this area is the incorporation in 2001 of the science-based HACCP (Hazardous Analysis Critical Control Points) food safety program into our brand standards. According to the U.S. Food and Drug Administration, HACCP is the most efficient and effective way to ensure food safety, and Denny's is a leader in retail food safety. Our goal is to always have a manager on duty who has completed a certified food safety program, and we will not compromise on the quality and safety of the food served in our restaurants.





The Denny's brand has always meant value. We are committed to exceeding our customers' expectations with improved quality and taste, more selections and the promise of great food and an excellent value...*every time.*









Most people think of good service as being welcomed at the door and quickly escorted to a table, where a pleasant server is poised to take the customer's order. This initial contact is followed by the quick delivery of hot and fresh food items prepared consistently with the customer's expectations. Denny's "Great Service" goes above and beyond these basic requirements to create a genuine environment of hospitality.

We have developed four Hospitality Values—Smile at Me, Look at Me, Talk to Me, Thank Me—to help employees convey hospitality to all customers. By smiling at customers, our employees demonstrate Denny's is a warm and inviting place. Looking at customers when talking with them shows that they are important to us. Thanking our customers tells them that we appreciate their business.

The company is making sure it has staff to meet the demands of the business and has set tough standards for service. But standards are only as good as the measurement of performance. In 2001, we realigned our incentive programs to reward company employees for service improvements. In 2002, we will begin

Great Service...Is Our Business

testing systems and timing devices to assist managers in measuring the performance of their employees against our standards.

Great service manifests itself in anything that makes the customer feel comfortable, safe and welcome. This was a year of significant labor investment at Denny's. Company restaurants added host, server and cook hours to expedite and improve speed of delivery. Additionally, Denny's initiated 24-hour management coverage to enhance the consistency of the customer's experience across all dayparts.



We expect Denny's restaurants everywhere to provide the same pleasant atmosphere and great service for our customers...*every time*.


Great Service


Great People



The most important space in a Denny's restaurant is the space between the customer and the server. Within that space, our employees develop the bonds with our customers that have made the Denny's brand an American icon.

Not only must we make certain our customers experience hospitality in our restaurants, but our employees must feel welcomed and appreciated as well. In other words, we must take care of the people who take care of the customer.



Training plays an important role in minimizing employee turnover and improving service. We have developed training resources to aid Denny's managers in selecting the best talent for their restaurants and to better manage the cost control systems in their restaurants.

In 2001, we introduced all employees to our new vision, *Great Food and Great Service by Great People...Every Time!* This year we are working with company and franchise managers to align everything they do with Denny's vision. We will focus on the key results areas: customer focus, people (recruiting, training, retention), brand standards execution, guest count growth, and sales and profits.

Great People...Going The Extra Mile

The "Great People" in Denny's vision are those who know the menu items, prepare the food to our strict standards and customer expectations, are obsessed with cleanliness, have a passion for doing an excellent job and, above all, put our customer first...*every time.*









As *Fortune* magazine's "Best Company in America for Minorities," Denny's commitment to diversity and inclusion reaches beyond the work-place to such forward-looking initiatives as our multi-year campaign promoting human and civil rights.



What qualifies a business to be called the best Company in America for minorities? That's how *Fortune* magazine has characterized Denny's for two years running. It relates in part to Denny's employment and workplace practices that rise toward the goal of Reverend Martin Luther King, Jr.'s dream of equality and fair treatment for all people. It goes beyond the workplace, of course, to all of our associations, and to such forward-looking initiatives as Denny's multi-year campaign promoting human and civil rights.

The essence of the 2002 campaign is Denny's support of the National Civil Rights Museum in Memphis, Tennessee, which is dedicated to keeping Martin Luther King, Jr.'s dream alive. Located at the site where Dr. King was assassinated in 1968, the museum is a valuable information source on the American civil rights movement and its influence on global human rights.

Denny's has set a goal to raise at least $1 million this year toward the museum's $10 million expansion project. Toward this end, the Denny's "Re-ignite the

Re-igniting the Dream...Is Our Goal

Dream" initiative has teamed up with outstanding spokespersons such as NAACP leader Julian Bond, actor Danny Glover, U.S. Representative Jim Clyburn, former NFL defensive end Reggie White and others in a national media campaign launched in January 2002 that included television, print and radio advertising. In addition, the Board of Governors of the National Center for Faith Based Initiative, representing 50,000 black churches, were featured in a national magazine ad and a direct mail brochure endorsing the campaign.



Denny's believes that its customers may want to become involved as well, so it has pledged to the museum $0.20 from every All-American Slam® entrée sold during 2002. Individuals wishing to make personal donations can do so by calling 1-866-4-A-DREAM or by visiting *www.civilrightsmuseum.org*.

Denny's is proud to be taking a leading role with the National Civil Rights Museum in its efforts to teach the importance of civil and human rights and to Re-ignite the Dream.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 26, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 0-18051

Advantica Restaurant Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-3487402** (I.R.S. employer identification number)
203 East Main Street **Spartanburg, South Carolina** (Address of principal executive offices)	**29319-9966** (Zip Code)

Registrant's telephone number, including area code: (864) 597-8000.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
$.01 Par Value, Common Stock
Common Stock Warrants expiring January 7, 2005
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant was approximately $17,427,503 as of March 1, 2002, based upon the closing sales price of registrant's common stock on that date of $0.92 per share.

As of March 1, 2002, 40,271,410 shares of registrant's common stock, $.01 par value per share, were outstanding.

Documents incorporated by reference. Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held May 22, 2002 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
Part I		
Item 1.	Business	1
Item 2.	Properties	7
Item 3.	Legal Proceedings	8
Item 4.	Submission of Matters to a Vote of Security Holders	8
Part II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	9
Item 6.	Selected Financial Data	10
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	22
Item 8.	Financial Statements and Supplementary Data	23
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	23
Part III		
Item 10.	Directors and Executive Officers of the Registrant	23
Item 11.	Executive Compensation	23
Item 12.	Security Ownership of Certain Beneficial Owners and Management	23
Item 13.	Certain Relationships and Related Transactions	24
Part IV		
Item 14.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	25
Index to Financial Statements		F-1
Signatures		

Forward-Looking Statements

The forward-looking statements included in the "Business," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" sections, which reflect our best judgment based on factors currently known, involve risks and uncertainties. Words such as "expects," "anticipates," "believes," "intends," "plans," and "hopes," variations of such words and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors including, but not limited to, the factors discussed in such sections and those set forth in the cautionary statements contained in Exhibit 99 to this Form 10-K (see Exhibit 99 — Safe Harbor Under the Private Securities Litigation Reform Act of 1995). The forward-looking information we have provided in such sections pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors.

PART I

Item 1. *Business*

Introduction

Advantica Restaurant Group, Inc., or Advantica, is one of the largest restaurant companies in the United States operating moderately priced restaurants in the mid-scale dining segment. Our core brand is Denny's, which operates 1,749 company-owned, franchised and licensed restaurants. Advantica also owns and operates the Coco's and Carrows restaurant chains through its subsidiary FRD Acquisition Co., or FRD.

On January 7, 1998, Advantica's predecessor, Flagstar Companies, Inc., or FCI, and its wholly owned subsidiary Flagstar Corporation, or Flagstar, emerged from proceedings under Chapter 11 of the United States Bankruptcy Code pursuant to FCI's and Flagstar's Amended Joint Plan of Reorganization dated as of November 7, 1997. Also on January 7, 1998, Flagstar merged with and into FCI, the surviving corporation, and FCI changed its name to Advantica Restaurant Group, Inc. FCI's operating subsidiaries did not file bankruptcy petitions and were not parties to the above mentioned Chapter 11 proceedings. As a result of the reorganization, we significantly reduced our debt and simplified our capital structure, although we remain highly leveraged. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for information concerning our indebtedness and debt service requirements.

In the second quarter of 2000, as a result of our decision to sell or otherwise dispose of Coco's and Carrows, we began accounting for FRD as a discontinued operation. On February 14, 2001, FRD filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code to facilitate the divestiture of Coco's and Carrows and to preserve their going concern value. On February 19, 2002, Advantica and Denny's, along with FRD, Coco's and Carrows, entered into a stipulation and agreement of settlement with the official committee of unsecured creditors of FRD seeking to resolve various disputes relating to the administration of FRD's pending bankruptcy case. See "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Notes 3 and 9 to our consolidated financial statements for additional information.

Description of Business

Denny's is the nation's largest family-style restaurant chain in the mid-scale segment in terms of market share, number of units and U.S. systemwide sales. At December 26, 2001, Denny's restaurants operated in 49 states, the District of Columbia, 2 U.S. territories and 5 foreign countries, with concentrations in California (23% of total restaurants), Florida (12%) and Texas (9%). Denny's restaurants are designed to provide a "dining value" with moderately priced food, friendly and efficient service and a pleasant atmosphere. We believe that Denny's benefits from its generally strong market position and consumer recognition. In addition, Denny's may benefit from the demographic trend of aging baby boomers and the growing population of senior citizens. The largest percentage of mid-scale customers is in the 35 years and older age category.

Denny's restaurants generally are open 24 hours a day, 7 days a week. Denny's restaurants offer traditional family fare (including breakfast items, hamburgers, sandwiches, steaks and chicken), and provide both counter and table service. Denny's sales are evenly distributed across each of its dayparts; however, breakfast items account for the majority of Denny's sales. In 2001, Denny's company-owned restaurants had an average guest check of $6.58 and average sales of $1.4 million.

We have taken strides to improve each component of the dining value formula. In 2000, Denny's heavily promoted higher-quality, themed products such as "All-Star Slams," "America's Favorite Omelets," "Major League Burgers" and "Signature Skillets." We also offered our popular Grand Value menus, which feature value-priced items for breakfast and lunch. In 2001, we continued to focus on delivering value to our customers with promotions featuring the "$2.99 Grand Slam," the "$3.99 Triple Play" and programs such as "Kids Eat Free." These products are supported through television and radio advertising and restaurant-based media including special menus, posters and window clings.

In 2001, we implemented initiatives designed to improve the customer service component of our dining value formula. We invested more dollars into store-level labor, and we focused our personnel on delivering outstanding customer

service by realigning our incentive programs. We also refined the interactive customer response system we implemented in 2000.

To provide a well-maintained, comfortable environment and improve our overall customer experience, we reinvested significantly in our restaurant facilities in 2001. We spent approximately $41 million in capital expenditures and $28 million for repairs and maintenance. As part of our ongoing restaurant evaluation process, we also identified 83 underperforming restaurants that did not warrant additional capital investment and earmarked them for closure. By December 26, 2001, 53 of those restaurants had been closed.

In 1999, we initiated a remodel program for our restaurants. We remodeled 140 company-owned restaurants in 1999, 37 restaurants in 2000 and 55 restaurants in 2001. In addition, our franchisees have begun to remodel their units in the new format, remodeling 71 restaurants in 2001. We believe the remodel program will appeal to existing and new franchisees which is integral to the completion of the program systemwide.

Of the 1,749 Denny's restaurants operating at December 26, 2001, 1,114 (64%) were franchised units. During 2001, we opened 46 franchised units. The initial fee for a single Denny's franchise is $35,000, and the royalty payment is 4% of gross sales. Due to tightened financial markets and our strict standards for new franchisees, in 2001 we sold 59 company-owned units to franchisees, compared with 148 units in 2000. We expect to continue selling company-owned restaurants to franchisees on a limited basis.

We believe that the proper execution of basic restaurant operations in each of our Denny's restaurants, whether it is company-owned or franchised, is critical to our success. To meet and exceed our customers' expectations, we rely on our franchisees to maintain the same strict brand standards our company-owned restaurants follow. These standards relate to the preparation and efficient service of quality food, maintenance, repair and cleanliness of restaurants and the appearance and conduct of employees.

Operations

We devote significant effort to ensuring that all restaurants offer quality food served by friendly, knowledgeable and attentive employees in a clean and well-maintained restaurant. Through a network of division, region, area and restaurant level managers, we maintain standardized specifications for proper food preparation and delivery and the cost-effective procurement and distribution of quality food products.

A principal feature of Denny's restaurant operations is the constant focus on improving operations at the unit level. Unit managers are especially hands-on and versatile in their supervisory activities. Region and area managers have no offices and spend substantially all of their time in the restaurants. A significant majority of restaurant management personnel began as hourly associates in the restaurants and, therefore, know how to perform restaurant functions and are able to train by example.

Denny's maintains a training program for associates and restaurant managers. General managers and restaurant managers receive training at specially designated training units in the following areas:

- customer interaction;
- kitchen management and food preparation;
- data processing and cost control techniques;
- equipment and building maintenance; and
- leadership skills.

Video training tapes demonstrating various restaurant job functions are located at each restaurant and are viewed by associates prior to a change in job function or before using new equipment or procedures.

Denny's also regularly evaluates its menu. New products are developed in our test kitchen and then introduced in selected restaurants to determine customer response and to ensure that consistency, quality standards and profitability are maintained. If a new item proves successful at the research and development level, it is usually tested in selected markets. A successful menu item is then incorporated into the restaurant system. While research and development is important to the Denny's business, amounts expended for these activities are not significant.

Financial and management control is facilitated in all of the Denny's company-owned restaurants by the use of point-of-sale, or POS, systems which transmit detailed sales reports, payroll data and periodic inventory information for management review.

Advertising

We use an integrated advertising process to promote our concepts, including:

- media;
- menu pricing strategy;
- interior/exterior building design;
- style of service; and
- specialized promotions to help differentiate Denny's from our competitors.

Media advertising is primarily product oriented, generally featuring consistent, high-quality entrees presented to communicate great food at great values to our guests. Our advertising is conducted, depending on the market, through:

- national and local television advertising;
- radio; and
- outdoor and print advertising.

Denny's integrated advertising approach reaches out to all consumers. Relevant messages are created to target general markets, as well as African American, Hispanic and Asian markets. Community outreach programs are designed to enhance our diversity efforts. We use sophisticated consumer marketing research techniques to measure customer satisfaction and customers' evolving expectations.

Site Selection

The success of any restaurant is influenced significantly by its location. Our franchise development groups work closely with franchisees and real estate brokers to identify sites which meet specific standards. Sites are evaluated on the basis of a variety of factors, including but not limited to:

- demographics;
- traffic patterns;
- visibility;
- building constraints;
- competition;
- environmental restrictions; and
- proximity to high-traffic consumer activities.

Raw Materials Sources and Availability

We have a centralized purchasing program which is designed to ensure uniform product quality as well as low food, beverage and supply costs. Our size provides significant purchasing power which often enables us to obtain products at favorable prices from several nationally recognized manufacturers.

In connection with the 1995 sale of our distribution subsidiary, Proficient Food Company, or PFC, to Meadowbrook Meat Company, or MBM, we entered into an eight-year distribution agreement with MBM, subsequently extended to September 7, 2005, under which PFC/MBM will continue to distribute and supply certain products and supplies to Denny's restaurants. There are no volume requirements relative to these agreements; however, the products named in the agreements must be purchased through PFC/MBM unless they are unable to be delivered within a reasonable period. During the third quarter of 1996, we sold our two food processing systems, Portion-Trol Foods, Inc. and the Mother Butler Pies division of Denny's, in two separate transactions. In conjunction with these sales, we entered into five-year purchasing agreements with the acquirers, under which we were required to purchase certain minimum annual volumes. The purchasing agreement related to Mother Butler Pies expired on July 31, 2001 and the purchasing agreement related to Portion-Trol Foods, Inc. was subsequently extended to December 31, 2002.

We purchase approximately 85% of our restaurant products and supplies from PFC/MBM. We believe that satisfactory sources of supply are generally available for all the items regularly used by our restaurants, and we have not

experienced any material shortages of food, equipment, or other products which are necessary to our restaurant operations.

Seasonality

Our business is moderately seasonal. Restaurant sales are generally greater in the second and third calendar quarters (April through September) than in the first and fourth calendar quarters (October through March). Additionally, severe weather, storms and similar conditions may impact sales volumes seasonally in some operating regions. Occupancy and other operating costs, which remain relatively constant, have a disproportionately greater negative effect on operating results during quarters with lower restaurant sales.

Trademarks and Service Marks

Either directly or through wholly owned subsidiaries, we have certain trademarks and service marks registered with the United States Patent and Trademark Office and in international jurisdictions, including Denny's® and Grand Slam Breakfast®. We consider our trademarks and service marks important to the identification of our restaurants and believe they are of material importance to the conduct of our business. Domestic trademark and service mark registrations are renewable at various intervals from 10 to 20 years, while international trademark and service mark registrations have various durations from 5 to 20 years. We generally intend to renew trademarks and service marks which come up for renewal. We own or have rights to all trademarks we believe are material to our restaurant operations. In addition, we have registered various domain names on the Internet that incorporate certain of our trademarks and service marks, and believe these domain name registrations are an integral part of our identity. From time to time, we may resort to legal measures to defend and protect the use of our intellectual property.

Competition

The restaurant industry can be divided into three main segments: full-service restaurants, quick-service restaurants, and other miscellaneous establishments. Full-service restaurants include the midscale, casual dining and upscale (fine dining) segments. A large portion of midscale business comes from three categories — family style, family steak and cafeteria — and is characterized by complete meals, menu variety and moderate prices ($5 to $8 average check). The family style category, which includes Denny's, consists of a small number of national chains, many local and regional chains, and thousands of independent operators. The casual dining segment, which typically has higher menu prices ($8 to $16 average check) and generally offers alcoholic beverages, includes a small number of national chains, regional chains and independent operators. The quick-service segment is characterized by lower average checks (generally $3 to $5), portable meals, fast service and convenience.

The quick-service segment accounts for the bulk of restaurant industry traffic, but the full-service and quick-service segments of the industry currently have approximately equal revenues. Throughout the recent past, the midscale segment's traffic volumes have remained essentially flat. The family style category has shown increases in traffic over the past few years, while other midscale categories have shown mixed results.

The restaurant industry is highly competitive, and competition among a few major companies that own or operate restaurant chains is especially intense, particularly in the family style segment. Restaurants compete on the basis of name recognition and advertising; the price, quality, variety, and perceived value of their food offerings; the quality of their customer service; and the convenience and attractiveness of their facilities. Commercial restaurants have faced increased competition from other nontraditional suppliers of prepared meals over the recent past. A primary example of this competition is the increase in prepared meals available in many grocery outlets. In addition, despite recent changes in economic conditions, competition for qualified restaurant-level personnel remains high.

We believe that Denny's has a number of primary competitive strengths including strong brand name recognition, well-located restaurants, and market penetration, which has resulted in economies of scale in a variety of areas including advertising, purchasing, distribution and field supervision. Additionally, we believe that Denny's has competitive strengths in the value, variety, and quality of our food products, and in the quality and training of our employees. See Exhibit 99 to this Form 10-K for certain additional factors relating to our competition in the restaurant industry.

Economic, Market and Other Conditions

The restaurant industry is affected by many factors, including changes in national, regional and local economic conditions affecting consumer spending, changes in socio-demographic characteristics of areas where restaurants are located, changes in consumer tastes and preferences, increases in the number of restaurants in general and in particular areas, unfavorable trends affecting restaurant operations such as rising wage rates and utilities expenses and unfavorable weather.

Government Regulations

We and our franchisees are subject to local, state and federal laws and regulations governing various aspects of the restaurant business, including, but not limited to:

- health;
- sanitation;
- land use, sign restrictions and environmental matters;
- safety;
- disabled persons' access to facilities;
- the sale of alcoholic beverages; and
- hiring and employment practices.

The operation of our franchise system is also subject to regulations enacted by a number of states and rules promulgated by the Federal Trade Commission. We believe we are in material compliance with applicable laws and regulations, but we cannot predict the effect on operations of the enactment of additional regulations in the future.

We are also subject to federal and state laws governing matters such as minimum wage, overtime and other working conditions. At December 26, 2001, a substantial number of our employees were paid the minimum wage. Accordingly, increases in the minimum wage or decreases in the allowable tip credit (which reduces the minimum wage paid to tipped employees in certain states) increase our labor costs. This is especially true for our operations in California, where there is no tip credit. The California minimum wage increased from $5.75 per hour to $6.25 per hour on January 1, 2001 and increased to $6.75 per hour on January 1, 2002. Employers must pay the higher of the federal or state minimum wage. We have attempted to offset increases in the minimum wage through pricing and various cost control efforts; however, there can be no assurance that we can continue to pass on such cost increases to our customers.

Environmental Matters

Federal, state and local environmental laws and regulations have not historically had a material impact on our operations; however, we cannot predict the effect of possible future environmental legislation or regulations on our operations.

Compliance with Consent Decrees

On May 24, 1994, we entered into two consent decrees resolving class action litigation brought against Denny's which alleged that Denny's engaged in a pattern or practice of racial discrimination in violation of the Civil Rights Act of 1964. We denied any wrongdoing. The consent decrees enjoined us from racial discrimination and required us to, among other things, implement certain employee training and testing programs and provide public notice of Denny's nondiscrimination policies.

Denny's has met all of its obligations under the consent decrees. On January 16, 2000, class counsel, together with counsel for the United States, submitted reports to the courts that entered the consent decrees reporting on our completion of the requirements of the consent decrees and recommending the early dismissal of the consent decrees effective November 24, 2000. Praising our leadership, counsel advised the courts that:

> ...Denny's has performed its obligations under the (Consent) Decrees in a highly commendable and exemplary manner, and has repeatedly gone beyond the strict requirements of the (Consent) Decrees to achieve the broader purposes of these historic settlements. Through a commitment of enormous resources and effort, Denny's has embraced racial and cultural diversity in its operations, demonstrated

an admirable degree of leadership in addressing racial issues, and in doing so has set an example for other corporations to follow.

On January 23, 2001, the U.S. District Court for the District of Maryland issued an order dismissing one of the consent decrees and on April 4, 2001, the U.S. District Court Northern District of California dismissed the other consent decree.

Executive Officers of the Registrant

The following table sets forth information with respect to each executive officer of Advantica.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Janis S. Emplit	46	Senior Vice President and Chief Information Officer of Advantica (1999-present); Vice President, Information Systems of Advantica (1997-1998); Senior Director, Burger King (1987-1997).
Gustave E. Gelardi	55	Division Vice President, Operations of Denny's (May 2001-present); Director, Operations Projects of Burger King (1997-1999); Vice President, Region Operations Asia/Pacific Market of Burger King (1995-1997).
Roy C. Getz	37	Senior Vice President, Marketing and Product Development of Denny's (July 2001-present); Vice President, Marketing of Denny's (1999-July 2001); Vice President, Marketing of Bob Evans Farms, Inc. (1997-1999); Director, Marketing of Bob Evans Farms, Inc. (1995-1997).
Andrew F. Green	46	Senior Vice President and Chief Financial Officer of Denny's, Inc. (January 2001-present); Senior Vice President and Chief Financial Officer of Advantica (November 2001-present); Senior Vice President of Advantica (January 2001-October 2001); Senior Vice President, Planning and Corporate Controller of Advantica (1998-January 2001); Vice President, Planning and Corporate Controller of Advantica (1997-1998); Vice President, Corporate Planning and Risk Management of Advantica (1996-1997).
Craig E. Herman	50	Division Vice President, Operations of Denny's (May 2001-present); District Manager, Tim Hortons (2000-May 2001); Operating Partner, Regional Partner of Bruegger's Bagels (1993-1999).
Nelson J. Marchioli	52	Chief Executive Officer and President of Advantica and Denny's (February 2001-present); President of El Pollo Loco, Inc. (1997-February 2001); Executive Vice President and Chief Operating Officer of Bruegger's Corporation (1996-1997); Senior Vice President of Worldwide Supply for Burger King Corporation (1995-1996).
Bonnie J. McFarland	50	Division Vice President, Operations of Denny's (May 2001-present); Regional Vice President, Operations of Denny's (1997-May 2001); Regional Director, Operations of Denny's (1996-1997).
Mounir N. Sawda	44	Vice President, Franchise and Development of Denny's (December 2001-present); Senior Director, Construction and Facilities of Denny's (1998-December 2001); Director, Franchise Real Estate and Construction of Denny's (1998); Construction and Development, Burger King (1993-1997).
Rhonda J. Parish	45	Executive Vice President of Advantica (1998-present); General Counsel and Secretary of Advantica (1995-present); Senior Vice President of Advantica (1995-1998).
Mark C. Smith	41	Vice President, Procurement and Distribution of Advantica (January 2001-present); Senior Director, Procurement of Advantica (1996-2000).
Linda G. Traylor	50	Senior Vice President, Human Resources of Advantica (January 2001-present); Vice President, Human Resources, Planning and Development of Advantica (1995-2000).
Samuel M. Wilensky	44	Division Vice President, Franchise Operations of Denny's (May 2001-present); Regional Vice President, Franchise Operations of Denny's (2000-May 2001); Regional Director, Franchise Operations of Denny's (1999-2000); Regional Director, Company Operations of Denny's (1994-1999).

Employees

At December 26, 2001, we had approximately 29,700 employees, none of whom are subject to collective bargaining agreements. Many of our restaurant employees work part time, and many are paid at or slightly above minimum wage levels. As is characteristic of the restaurant industry, we experience a high level of turnover among our restaurant

employees. We have experienced no significant work stoppages, and we consider our relations with our employees to be satisfactory.

Item 2. *Properties*

Most Denny's restaurants are free-standing facilities, with property sizes averaging approximately one acre. The restaurant buildings average 4,800 square feet, allowing them to accommodate an average of 140 guests. The number and location of our restaurants as of December 26, 2001 are presented below:

State/Country	Owned	Franchised/ Licensed
Alabama	3	2
Alaska	—	4
Arizona	27	50
Arkansas	1	11
California	161	233
Colorado	9	22
Connecticut	—	8
District of Columbia	—	1
Delaware	3	—
Florida	62	145
Georgia	—	29
Hawaii	4	4
Idaho	—	6
Illinois	39	22
Indiana	2	32
Iowa	—	1
Kansas	—	10
Kentucky	6	6
Louisiana	5	7
Maine	—	8
Maryland	12	19
Massachusetts	—	7
Michigan	27	5
Minnesota	3	15
Mississippi	2	1
Missouri	6	41
Montana	—	6
Nebraska	—	1
Nevada	10	7
New Hampshire	—	3
New Jersey	6	7
New Mexico	2	18
New York	46	12
North Carolina	4	14
North Dakota	—	3
Ohio	26	18
Oklahoma	3	23
Oregon	—	27
Pennsylvania	37	8
Rhode Island	—	2
South Carolina	12	6
South Dakota	—	2
Tennessee	3	6
Texas	46	118
Utah	—	23
Vermont	—	2
Virginia	12	14
Washington	22	45
West Virginia	—	3
Wisconsin	10	9
Guam	—	2
Puerto Rico	—	11
Canada	10	41
Other International	—	8
Total	621	1,128

Of the 621 restaurants we operated as of December 26, 2001, we owned the land and building of 162, owned the building and leased the land of 26, and leased both the land and building of 433. We also owned the land and building of 102 franchised restaurants and leased the land and building of an additional 282 franchised restaurants, which we leased or subleased to our franchisees.

In addition to the restaurants, we own an 18-story, 187,000 square foot office tower in Spartanburg, South Carolina, which serves as our corporate headquarters. Our corporate offices currently occupy approximately 15 floors of the tower, with the balance leased to others.

See Note 9 to our consolidated financial statements for information concerning encumbrances on some of our properties.

Item 3. *Legal Proceedings*

On February 14, 2001, FRD filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware, Case No. 01-0436-PJW, to facilitate the divestiture of its Coco's and Carrows brands and to preserve their going concern value. FRD is a debtor-in-possession in the proceeding which excludes FRD's subsidiaries. Consequently, all of FRD's subsidiaries, including its operating concepts Coco's and Carrows, are not part of FRD's Chapter 11 case. FRD's Chapter 11 filing does not include Advantica or Denny's; however, on January 8, 2001, Denny's became the lender under the Coco's/Carrows credit facility. On February 19, 2002, Advantica and Denny's, along with FRD, Coco's and Carrows, entered into a stipulation and agreement of settlement with the official committee of unsecured creditors of FRD seeking to resolve various disputes relating to the administration of FRD's pending bankruptcy case. The bankruptcy court approved the settlement agreement on March 8, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Notes 3 and 9 to our consolidated financial statements for additional information.

Four former Denny's restaurant managers have initiated, in the Superior Court for King County, Washington, a class action lawsuit seeking, among other things, overtime compensation. The action, which was originally filed on May 16, 2000, was certified on July 31, 2001 as a class action with all managers and general managers who worked for company-owned Denny's restaurants in Washington since January 1, 1997 being identified as class members. The suit alleges that managers at Denny's are not exempt "executive" employees because they supposedly spend most of their time on non-exempt tasks, thus entitling them to overtime compensation. Denny's contends that it properly classifies its managers as salaried employees, thereby exempting them from the payment of overtime compensation. Denny's will continue to vigorously defend this lawsuit.

Other proceedings are pending against us, in many cases involving ordinary and routine claims incidental to our business, and in others presenting allegations that are nonroutine and include compensatory or punitive damage claims. Our ultimate legal and financial liability with respect to the matters mentioned above and these other proceedings cannot be estimated with certainty. However, we believe, based on our examination of these matters and our experience to date, that the ultimate disposition of these matters will not significantly affect our financial position or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock and warrants are listed under the symbols "DINE" and "DINEW," respectively, and are eligible for trading on the Over-the-Counter Bulletin Board. As of March 1, 2002, 40,271,410 shares of common stock and 3,236,104 warrants were outstanding, and there were approximately 2,320 record and beneficial holders of common stock and 21 warrant holders of record. We have never paid dividends on our common equity securities. Furthermore, restrictions contained in the instruments governing the outstanding indebtedness of Advantica prohibit us from paying dividends on the common stock in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 9 to our consolidated financial statements.

The following tables list the high and low closing sales prices of the common stock for each quarter of fiscal years 2000 and 2001. The sales prices were obtained from The Nasdaq Stock Market®.

2000	High	Low
First quarter	$1.88	$1.28
Second quarter	1.50	0.59
Third quarter	0.97	0.50
Fourth quarter	0.63	0.30
2001		
First quarter	1.09	0.47
Second quarter	1.21	0.67
Third quarter	0.88	0.65
Fourth quarter	0.71	0.48

Item 6. *Selected Financial Data*

Set forth below are certain selected financial data for the fiscal year ended December 31, 1997, the one week ended January 7, 1998, the fifty-one weeks ended December 30, 1998 and the fiscal years ended December 29, 1999, December 27, 2000 and December 26, 2001. Such data generally have been derived from our consolidated financial statements for such periods, which have been audited. The following information should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this report.

	Predecessor Company		Successor Company(a)			
	Fiscal Year Ended	One Week Ended	Fifty-One Weeks Ended	Fiscal Year Ended		
	December 31, 1997(b)	January 7, 1998	December 30, 1998	December 29, 1999	December 27, 2000	December 26, 2001
(In millions, except ratios and per share amounts)						
Income Statement Data:						
Operating revenue	$1,193.3	$ 23.2	$1,156.0	$1,200.2	$1,155.2	$1,039.7
Operating income (loss) (c)	78.2	8.7	(51.2)	(195.9)	(0.3)	(19.7)
(Loss) income from continuing operations(d)	(83.2)	602.9 (e)	(127.0)	(275.8)	(82.5)	(96.3)
Basic (loss) income per share from continuing operations applicable to common shareholders	(2.29)	14.21	(3.17)	(6.89)	(2.06)	(2.40)
Diluted (loss) income per share from continuing operations applicable to common shareholders	(2.29)	10.93	(3.17)	(6.89)	(2.06)	(2.40)
Cash dividends per common share(f)	—	—	—	—	—	—
Ratio of earnings to fixed charges(g)	—	268.5x	—	—	—	—
Deficiency in the coverage of fixed charges by earnings before fixed charges(g)	82.0	—	129.1	275.0	80.7	94.8
Balance Sheet Data (at end of period):						
Current assets(h)	$ 129.6		$ 291.1	$ 379.5	$ 56.4	$ 40.1
Working capital (deficit) (h) (i)	(230.2)		(81.2)	(197.0)	(170.6)	(147.5)
Net property and equipment	625.8		630.3	510.9	425.3	362.4
Total assets	1,407.4		1,930.7	1,236.3	745.3	607.3
Long-term debt, excluding current portion	594.2 (j)		1,141.2	615.4	593.7	645.1
Other Data:						
EBITDA as defined(k)	$ 136.4	$ 9.7	$ 140.0	$ 160.4	$ 172.3	$ 135.1
Net cash flows provided by (used in) operating activities	37.0	7.7	(10.7)	(31.1)	(8.4)	8.1
Net cash flows (used in) provided by investing activities(l)	(41.6)	7.9	180.3	86.7	204.8	(75.1)
Net cash flows (used in) provided by financing activities(m)	(28.4)	(5.3)	(66.6)	(47.9)	(335.0)	46.3

(a) As discussed in the Introduction, FCI and Flagstar emerged from bankruptcy on January 7, 1998. The change in ownership of Advantica effected by the financial restructuring resulting from the bankruptcy required the application of fresh start reporting effective January 7, 1998 in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, or SOP 90-7, "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code." All financial statements subsequent to January 7, 1998 are referred to as "Successor Company" statements, as they reflect periods subsequent to the implementation of fresh start reporting and are not comparable to the financial statements for periods prior to January 7, 1998.

(b) Effective January 1, 1997, we changed our fiscal year end from December 31 to the last Wednesday of the calendar year. Concurrent with this change, we changed to a four-four-five week quarterly closing calendar. This reporting schedule generally results in four 13-week quarters during the fiscal year, for a total of 52 weeks. Due to the timing of this change, the fiscal year ended December 31, 1997 included five additional days of Denny's operations.

(c) Operating income (loss) reflects restructuring and impairment charges of $136.5 million, $19.0 million and $30.5 million for 1999, 2000 and 2001, respectively. For a discussion of these charges, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" and Notes 5 and 6 to our consolidated financial statements.

(d) We have classified as discontinued operations restaurant subsidiaries Flagstar Enterprises, Inc., or FEI, (which operated our Hardee's restaurants under licenses from Hardee's Food Systems), Quincy's Restaurants, Inc., or

Quincy's, El Pollo Loco, Inc., or EPL, and FRD. FEI and Quincy's were sold in 1998, and EPL was sold in 1999. We began accounting for FRD as a discontinued operation in the second quarter of 2000. See Note 3 to our consolidated financial statements.

(e) The income from continuing operations for the one week ended January 7, 1998 includes reorganization items of $582.0 million resulting from the application of fresh start reporting in accordance with SOP 90-7.

(f) Our bank facilities have prohibited, and our public debt indentures have significantly limited, distributions and dividends on Advantica's (and its predecessors') common equity securities. See Note 9 to our consolidated financial statements.

(g) For purposes of computing the ratio of earnings to fixed charges or deficiency in the coverage of fixed charges by earnings before fixed charges, fixed charges consist of interest expense including capitalized interest, amortization of debt expenses and the interest element in rental payments under operating leases (estimated to be one third of the total rental payments). Earnings consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest.

(h) The current assets and working capital deficit amounts presented exclude assets held for sale of $347.0 million as of December 31, 1997, $87.7 million as of December 30, 1998, and net liabilities of discontinued operations of $54.0 million as of December 29, 1999, $69.4 million as of December 27, 2000 and $15.1 million as of December 26, 2001. Assets held for sale for 1997 relate to FEI and Quincy's. For 1998, net assets held for sale relate to EPL. For 1999, 2000 and 2001, net liabilities of discontinued operations relate to FRD.

(i) A negative working capital position is not unusual for a restaurant operating company. The decrease in the working capital deficit from December 31, 1997 to December 30, 1998 is attributable primarily to an increase in cash and cash equivalents from the sales of FEI and Quincy's. The increase in the working capital deficit from December 30, 1998 to December 29, 1999 is attributable primarily to the reclassification of certain mortgage notes to current liabilities and a reduction in cash and cash equivalents related to acquisitions of restaurants, the retirement of a portion of senior notes and expenditures related to Denny's reimaging program. The decrease in working capital deficit from December 29, 1999 to December 27, 2000 is attributable primarily to the increase in Denny's refranchising activity in 2000. For a discussion of the decrease in the working capital deficit from December 27, 2000 to December 26, 2001, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

(j) Reflects the reclassification of $1,496.7 million of long-term debt to liabilities subject to compromise in accordance with SOP 90-7 as a result of the Chapter 11 filing.

(k) We define "EBITDA" as operating income (loss) before depreciation, amortization and charges for restructuring and impairment as follows:

	Predecessor Company		Successor Company			
	Fiscal Year Ended December 31, 1997	One Week Ended January 7, 1998	Fifty-One Weeks Ended December 30, 1998	Fiscal Year Ended December 29, 1999	Fiscal Year Ended December 27, 2000	Fiscal Year Ended December 26, 2001
(In millions)						
Operating income (loss)	$ 78.2	$8.7	$(51.2)	$(195.9)	$ (0.3)	$(19.7)
Total amortization and depreciation	58.2	1.0	191.2	219.8	153.6	124.3
Total impairment and restructuring charges	—	—	—	136.5	19.0	30.5
EBITDA as defined	$136.4	$9.7	$140.0	$ 160.4	$172.3	$135.1

We believe that EBITDA as defined is a key internal measure used to evaluate the amount of cash flow available for debt repayment and funding of additional investments. EBITDA as defined is not a measure defined by accounting principles generally accepted in the United States of America and should not be considered as an alternative to net income or cash flow data prepared in accordance with accounting principles generally accepted in the United States of America. Our measure of EBITDA as defined may not be comparable to similarly titled measures reported by other companies, and although the definition of EBITDA in Advantica's revolving credit facility differs somewhat from the definition of "EBITDA as defined," the amount of Advantica's EBITDA as defined has been the same as that calculated under the revolving credit facility since Advantica's emergence from bankruptcy in January 1998. For a discussion of the restructuring and impairment charges, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" and Notes 5 and 6 to our consolidated financial statements.

(l) Net cash flows (used in) provided by investing activities include net proceeds of $460.4 million from the disposition of FEI and Quincy's in the fifty-one weeks ended December 31, 1998 and net proceeds of $109.4 million from the sale of

EPL in 1999. For 2000, net cash flows from investing activities includes $158.7 million of proceeds from the maturity of investments securing our in-substance defeased debt (see (m) below). For 2001, net cash flows used in investing activities includes borrowings by FRD's operating subsidiaries, Coco's and Carrows, under the Coco's/Carrows credit facility and Denny's deposit to secure FRD's letters of credit (see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 3 to our consolidated financial statements).

(m) Net cash flows (used in) provided by financing activities for 2000 include the repayment of the $160.0 million principal amount of Denny's mortgage notes and the repayment of the $153.3 million principal amount of our in-substance defeased debt through the use of the proceeds described in (l) above. For 2001, net cash flows provided by financing activities includes borrowings of $58.7 million under our revolving credit facility (see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 9 to our consolidated financial statements).

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with "Selected Financial Data," and our consolidated financial statements and other more detailed financial information appearing elsewhere herein.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, self-insurance liabilities, impairment of long-lived assets, restructuring and exit costs, income taxes, contingencies and litigation and discontinued operations. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable and that actual results will not vary significantly from the estimated amounts.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowances for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our franchisees to make required payments for franchise royalties, rent, advertising and notes receivable. In assessing recoverability of these receivables, we make assumptions regarding the financial condition of the franchisees based primarily on past payment trends and periodic financial information which the franchisees are required to submit to us. If the financial condition of our franchisees were to deteriorate and result in an impairment of their ability to make payments, we may be required to increase our allowances by recording additional bad debt expense. Likewise, should the financial condition of our franchisees improve and result in payments or settlements of previously reserved amounts, we may be required to record a reduction in bad debt expense to reverse our allowances.

Self-insurance liabilities. We record liabilities for insurance claims during periods in which we have been insured under large deductible programs or have been self-insured for our workers' compensation, general/product and automobile insurance liabilities. The liabilities for prior and current estimated incurred losses are discounted to their present value based on expected loss payment patterns determined by independent actuaries. If these patterns were to deteriorate, we may be required to increase our self-insurance liabilities by recording additional insurance expense. Likewise, should these patterns improve, we may be required to reduce our self-insurance liabilities by recording a reduction in insurance expense.

Impairment of long-lived assets. Our long-lived assets include property, reorganization value in excess of amounts allocable to identifiable assets, goodwill and other intangible assets. We assess impairment of long-lived assets whenever changes or events indicate that the carrying value may not be recoverable. We assess impairment of restaurant-level assets based on the operating cash flows of the restaurant and our plans for restaurant closings. In performing our

assessment, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges. Impairment of reorganization value, goodwill and other intangible assets has historically been evaluated based on future discounted cash flows. See "New Accounting Standards."

Restructuring and exit costs. As a result of changes in our organizational structure, we have recorded charges for restructuring and exit costs. These costs consist primarily of severance and outplacement costs for terminated employees and the costs of future obligations related to closed units or units identified for closure. In assessing the cost of future obligations related to closed units or units identified for closure, we make assumptions regarding the timing of units' closures, amounts of future subleases, amounts of future property taxes and costs of closing the units. If these estimates or their related assumptions change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded.

Income taxes. We record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for our valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in an amount in excess of the net recorded amount, an adjustment to the valuation allowance (except for the valuation allowance established in connection with the adoption of fresh start reporting — see Note 11 to our consolidated financial statements) would decrease income tax expense in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would increase income tax expense in the period such determination was made.

Contingencies and litigation. We are subject to legal proceedings involving ordinary and routine claims incidental to our business as well as legal proceedings that are nonroutine and include compensatory or punitive damage claims. Our ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. If these estimates or the related facts and circumstances change in the future, we may be required to increase or reduce our settlement liabilities by recording additional legal expense or by recording a reduction in legal expense. See "Legal Proceedings."

Discontinued Operations. We have reported FRD as a discontinued operation in our consolidated financial statements as of the second quarter of 2000, or the measurement date (see Notes 1 and 3 to our consolidated financial statements), and through December 26, 2001 because we continue to maintain control over the operations of FRD while in bankruptcy. Reporting FRD as a discontinued operation required us to make estimates regarding (1) the results of operations from the measurement date to the disposal date and (2) the gain to be recognized upon disposal. Based on our determination that a gain is expected upon disposal, FRD's net losses of $89.5 million for the two quarters ended December 27, 2000 and $22.4 million for the year ended December 26, 2001, which were incurred subsequent to the measurement date, are deferred and included as a component of net liabilities of discontinued operations in our consolidated balance sheets, and accordingly, have not been recognized as losses in our consolidated statements of operations. A reversal of discontinued operations reporting resulting from, among other things, a failure to consummate a sale or transfer of ownership of FRD, would require us to recognize the previously deferred losses in our consolidated statements of operations.

Denny's Restaurant Operations

	Fiscal Year Ended		
	December 29, 1999	December 27, 2000	December 26, 2001
(Dollars in thousands)			
Revenue:			
Company restaurant sales	$1,140,338	$1,080,641	$ 949,180
Franchise and licensing revenue	59,911	74,608	90,548
Total operating revenue	1,200,249	1,155,249	1,039,728
Cost of company restaurant sales:			
Product costs	293,860	280,473	237,721
Payroll and benefits	446,497	427,222	382,864
Occupancy	60,935	59,311	55,941
Other operating expenses	156,466	162,881	142,281
Total costs of company restaurant sales	957,758	929,887	818,807
Franchise restaurant costs	28,737	38,000	39,002
General and administrative expenses	74,852	66,291	60,180
Amortization of excess reorganization value	88,989	42,133	28,692
Depreciation and other amortization	130,782	111,449	95,639
Impairment charges	136,500	6,416	13,630
Restructuring charges and exit costs	—	12,556	16,863
Gains on refranchising and other, net	(21,514)	(51,219)	(13,340)
Total operating costs and expenses	1,396,104	1,155,513	1,059,473
Operating loss	(195,855)	(264)	(19,745)
Other expenses:			
Interest expense, net	79,435	81,821	73,235
Other nonoperating (income) expenses, net	(302)	(1,415)	1,771
Total other expenses, net	79,133	80,406	75,006
Loss before income taxes	(274,988)	(80,670)	(94,751)
Provision for income taxes	814	1,802	1,571
Loss from continuing operations	(275,802)	(82,472)	(96,322)
Loss from operations of discontinued operations	(106,102)	(15,530)	—
Loss before extraordinary item	(381,904)	(98,002)	(96,322)
Extraordinary item	—	—	7,778
Net loss	$ (381,904)	$ (98,002)	$ (88,544)
Other Data:			
Total systemwide sales(a)	$2,139,742	$2,227,666	$2,291,623
EBITDA as defined(b)	160,416	172,290	135,079
Average unit sales:			
Company-owned	1,309	1,341	1,420
Franchise	1,132	1,161	1,197
Same-store sales increase (company-owned)(c)(d)	2.4%	1.5%	2.7%
Guest check average increase(d)	5.1%	5.1%	1.7%

(a) Total systemwide sales includes sales from company-owned, franchised and licensed restaurants and is not a measure which has been determined in accordance with accounting principles generally accepted in the United States of America.

(b) We define EBITDA as operating loss before depreciation, amortization and impairment and restructuring charges. Our measure of EBITDA as defined may not be comparable to similarly titled measures reported by other companies. See EBITDA computations in "Selected Financial Data."

(c) Same-store sales includes sales from restaurants that were open the same days in both the current year and prior year.

(d) Prior year amounts have not been restated for 2001 comparable units.

Unit Activity

	Ending Units December 27, 2000	Units Opened/ Acquired	Units Refranchised	Franchised Units Reacquired	Units Sold/ Closed	Ending Units December 26, 2001
Company-owned restaurants	736	2	(59)	3	(61)	621
Franchised restaurants	1,067	46	61 (a)	(3)	(57)	1,114
Licensed restaurants	19	—	(2) (a)	—	(3)	14
	1,822	48	—	—	(121)	1,749

(a) Includes two licensed restaurants reclassified as franchised restaurants.

2001 vs. 2000

Company Operations

Denny's recorded 2.7% same-store sales growth for 2001 which was driven by a 1.7% increase in guest check average and higher guest traffic. However, company restaurant sales decreased $131.5 million (12.2%) due to a net 115-unit decrease in company-owned restaurants, partially offset by the increase in same-store sales. The decrease in company-owned restaurants resulted from the sale of restaurants to franchisees and store closures.

Total costs of company restaurant sales decreased $111.1 million (11.9%), driven by the decrease in company-owned restaurants. As a percentage of company restaurant sales, product costs decreased to 25.0% from 26.0% resulting from a higher guest check average and reduced waste costs. Payroll and benefits increased to 40.3% from 39.5% due to increased staffing levels and wage rate increases. Our occupancy costs increased to 5.9% from 5.5%. The increase in occupancy costs as a percentage of restaurant sales was primarily due to adjustments of $3.5 million that reduced general liability insurance expense in 2000. Other operating expenses decreased to 15.0% from 15.1%, as the effects of higher utility rates and increased repair and maintenance activities were offset by lower advertising expenses.

Operating margins for company-owned restaurants were $130.4 million (13.7% of company restaurant sales) for 2001 compared with $150.8 million (14.0% of company restaurant sales) for 2000.

Franchise Operations

Franchise and licensing revenue was $90.5 million for 2001, comprised of royalties and fees of $56.1 million and occupancy revenue of $34.4 million, compared with $74.6 million for 2000, comprised of royalties and fees of $51.5 million and occupancy revenue of $23.1 million. Franchise and licensing revenue increased $15.9 million (21.4%) resulting from a net 42-unit increase in franchised and licensed restaurants, partially offset by a $3.3 million reduction in initial franchise fees due to reduced refranchising activity in 2001.

Franchise costs were $39.0 million for 2001, comprised of occupancy costs of $20.3 million and other direct expenses of $18.7 million, compared with $38.0 million for 2000, comprised of occupancy costs of $14.1 million and other direct expenses of $23.9 million. Franchise restaurant costs increased $1.0 million (2.6%), driven by the increase in the number of franchise and licensed restaurants. As a percentage of franchise and licensing revenues, these costs decreased to 43.1% in 2001 from 50.9% in 2000, resulting primarily from a $4.3 million decrease in bad debt expense related to the collection of certain past due accounts.

Our franchise operating margins were $51.5 million (56.9% of franchise and licensing revenue) for 2001 compared with $36.6 million (49.1% of franchise and licensing revenue) for 2000.

Other Operating Costs and Expenses

General and administrative expenses, which relate to the support of both company and franchise operations, decreased $6.1 million (9.2%), resulting primarily from reductions in information systems costs of $6.0 million and other corporate overhead costs primarily related to recent workforce reductions of $4.5 million, offset by $1.9 million of

additional legal costs related to the disposition of FRD and a $2.5 million increase in payroll tax expense resulting from an adjustment recorded in 2000. The decrease in amortization of excess reorganization value from 2000 resulted from a reduction of reorganization value totaling approximately $27.8 million related to the reversals of certain income tax liabilities recorded in the fourth quarter of 2000 and during 2001. Depreciation and other amortization decreased $15.8 million primarily as a result of fewer company-owned units. Lower refranchising activity in 2001 resulted in a $37.9 million decrease in refranchising gains, primarily due to the tightening in financing markets and our strict standards for new franchisees.

Restructuring charges and exit costs of $16.9 million were recorded in 2001, of which $11.9 million related to management's plan to close a total of 83 underperforming Denny's restaurants. Of the restaurants identified for closure, 53 had been closed by December 26, 2001. The remaining $5.0 million of restructuring charges related to management's elimination of approximately 90 out-of-restaurant support staff positions in November 2001. For additional information concerning these restructuring charges, see Note 6 to our consolidated financial statements.

In 2001, we recorded asset **impairment charges** of $13.6 million related to the identification of certain underperforming restaurants, including the stores identified for closure as described above.

Operating loss was $19.7 million for 2001 compared with $0.3 million for 2000.

Interest expense, net, for 2001 was comprised of $79.7 million of interest expense offset by $6.5 million of interest income compared with $86.9 million of interest expense offset by $5.1 million of interest income for 2000. Lower interest expense is due to a $11.1 million decrease primarily from the repayment of the Denny's mortgage notes and other debt during 2000, offset by a $3.9 million increase in expense related to borrowings under our credit facility. The increase in interest income of $1.4 million related to $5.0 million interest income from the Coco's/Carrows credit facility, offset by a $3.6 million decrease related to lower cash balances in 2001.

The **provision for income taxes** from continuing operations for 2001 has been computed based on management's estimate of the annual effective income tax rate applied to loss before taxes. We recorded an income tax provision reflecting an approximate rate of 1.7% for 2001 compared with a provision reflecting an approximate rate of 2.2% for 2000.

The consolidated statements of operations and cash flows reflect FRD as **discontinued operations** in accordance with Accounting Principles Board Opinion No. 30, or APB 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Revenue and operating loss of the discontinued operations for 2001 and 2000 were $350.9 million and $7.6 million and $371.1 million and $79.8 million, respectively. In accordance with APB 30, FRD's net losses of $89.5 million for the two quarters ended December 27, 2000 and $22.4 million for the year ended December 26, 2001, which were incurred subsequent to the measurement date, are deferred and included as a component of net liabilities of discontinued operations.

During the first quarter of 2001, as a result of the settlement of the remaining issues related to our former information systems outsourcing contract with IBM, approximately $7.8 million of capital lease obligations were forgiven and an **extraordinary gain** was recorded.

Net loss was $88.5 million for 2001 compared with a net loss of $98.0 million for 2000 due to the factors noted above.

EBITDA as defined, a key internal measure described in "Selected Financial Data," decreased to $135.1 million in 2001 from $172.3 million in 2000 due to the factors noted above.

2000 vs. 1999

Company Operations

Denny's recorded 1.5% same-store sales growth in 2000, the third consecutive year of positive same-store sales, related primarily to an increase in guest check average. However, company restaurant sales decreased $59.7 million resulting from a net 99-unit decrease in company-owned restaurants, partially offset by the increase in same-store sales. The reduction in company-owned restaurants was consistent with the refranchising strategy we implemented in 2000.

Total costs of company restaurant sales decreased $27.9 million (2.9%) primarily from the decrease in the number of company-owned restaurants. As a percentage of company restaurant sales, product costs increased to 26.0% from 25.8% primarily resulting from pressures on commodity costs. Payroll and benefits increased to 39.5% from 39.2% due to increased staffing levels and wage rate increases. Our occupancy costs increased from 5.3% to 5.5%. The increase in occupancy costs as a percentage of restaurant sales was primarily due to charges related to unit closures during the year. Other operating expenses increased to 15.1% from 13.7% primarily resulting from increased repairs and maintenance activities.

Operating margins for company-owned restaurants were $150.8 million (14.0% of company restaurant sales) for 2000 compared with $182.6 million (16.0% of company restaurant sales) for 1999.

Franchise Operations

Franchise and licensing revenue was $74.6 million for 2000, comprised of royalties and fees of $51.5 million and occupancy revenue of $23.1 million, compared with $59.9 million for 1999, comprised of royalties and fees of $43.7 million and occupancy revenue of $16.2 million. Franchise and licensing revenue increased $14.7 million (24.5%) primarily from a net 137-unit increase in franchised restaurants and a $1.9 million increase in initial franchise fees.

Franchise costs were $38.0 million for 2000, comprised of occupancy costs of $14.1 million and other direct expenses of $23.9 million, compared with $28.7 million for 1999, comprised of occupancy costs of $9.5 million and other direct expenses of $19.2 million. Franchise restaurant costs increased $9.3 million (32.2%), driven by the increase in franchise and licensed restaurants. As a percentage of franchise and licensing revenues, these costs increased to 50.9% in 2000 from 48.0% in 1999, resulting primarily from a $3.2 million increase in bad debt expense provisions.

Our franchise operating margins were $36.6 million (49.1% of franchise and licensing revenue) for 2000 compared with $31.2 million (52.1% of franchise and licensing revenue) for 1999.

Other Operating Costs and Expenses

General and administrative expenses, which relate to the support of both company and franchise operations, decreased $8.6 million (11.4%). The decrease included reduced information systems costs of approximately $4.9 million, a benefit of $1.2 million related to a reduction of payroll tax liabilities and lower corporate overhead resulting primarily from the implementation of restructuring plans in 2000. Lower depreciation and other amortization of $19.3 million resulted from the decrease in company-owned units and the retirements recorded in 1999 of assets replaced in conjunction with units reimaged. The decrease in amortization of excess reorganization value of $46.9 million resulted from the $136.5 million impairment of reorganization value recorded in the fourth quarter of 1999. Refranchising gains in 2000 increased $29.7 million as a result of record refranchising activity.

During the first quarter of 2000, we announced a restructuring plan as a result of an extensive review of our operations and structure completed in early 2000. The plan's implementation involved a reduction of personnel related to a corporate reorganization and the identification of units for closure. Consequently, we recorded **restructuring charges and exit costs** which included approximately $3.7 million of severance and outplacement costs and $0.9 million of operating lease liabilities for closed stores as a result of the plan. Additionally, a $2.6 million charge was recorded related to certain acquired software and capitalized construction costs which became obsolete as a result of the cancellation of projects identified as part of the plan. During the fourth quarter of 2000, we recorded approximately $5.3 million of restructuring charges, comprised entirely of severance and outplacement costs, resulting from the realignment of certain senior management positions.

In addition, during the fourth quarter of 2000, we recorded a $6.4 million **impairment charge** on the assets of certain underperforming restaurants based on the estimated deficiencies in the future discounted cash flows of those restaurants.

Operating loss was $0.3 million for 2000 compared with $195.9 million for 1999.

Interest expense, net, for 2000 was $86.9 million of interest expense offset by $5.1 million of interest income compared with $86.4 million of interest expense offset by $7.0 million of interest income for 1999. Excluding the effect of $7.3 million of interest expense allocated to discontinued operations in 1999, interest expense decreased $6.8 million in

2000. This decrease primarily resulted from the effects of the repayment of Denny's mortgage notes in 2000. In addition, interest income decreased $1.9 million in 2000 due to lower cash balances.

The provision for income taxes from continuing operations for 2000 has been computed based on management's estimate of the annual effective income tax rate applied to loss before taxes. We recorded an income tax provision reflecting an approximate rate of 2.2% for 2000 compared with a provision reflecting an approximate rate of 0.3% for 1999.

Our consolidated statements of operations and cash flows presented herein for the years ended December 27, 2000 and December 29, 1999 reflect FRD as discontinued operations in accordance with APB 30. Revenue and operating loss of FRD for the years 2000 and 1999 were $371.1 million and $79.8 million and $389.8 million and $87.7 million, respectively. In accordance with APB 30, FRD's net loss of $89.5 million for the two quarters ended December 27, 2000, which was incurred subsequent to the measurement date, is deferred and included as a component of net liabilities of discontinued operations. Additionally, our consolidated statements of operations and cash flows presented herein for 1999 reflect EPL as a discontinued operation. EPL's revenue and operating income for 1999 were $144.9 million and $2.4 million, respectively.

Net loss was $98.0 million for 2000 compared with a net loss of $381.9 million for 1999 primarily as a result of the factors discussed above.

EBITDA as defined, a key internal measure described in "Selected Financial Data," increased to $172.3 million in 2000 from $160.4 million in 1999. This increase is a result of the factors noted above.

Liquidity and Capital Resources

Revolving Credit Facility

Denny's, our principal operating subsidiary, is the borrower under a senior secured revolving credit facility with JP Morgan Chase Bank and other lenders, providing Denny's with a working capital and letter of credit facility of up to $200.0 million as of December 26, 2001. At December 27, 2000, we had no working capital advances outstanding under the revolving credit facility; however, letters of credit outstanding were $65.3 million, leaving net availability of $134.7 million. At December 26, 2001, we had working capital advances of $58.7 million and letters of credit outstanding of $52.2 million under the facility, leaving net availability of $89.1 million. Advances under the revolving credit facility accrue interest at a variable rate (approximately 6.1% at December 26, 2001) based on the prime rate or an adjusted Eurodollar rate. The increase in the outstanding advances, included in notes and debentures on our consolidated balance sheet, is primarily the result of our satisfaction of the Coco's/Carrows credit facility guarantee in January 2001 (as discussed below).

The revolving credit facility matures on January 7, 2003 and is generally secured by liens on the stock of Advantica's subsidiaries, accounts receivable, intellectual property, cash and cash accounts and our corporate headquarters in Spartanburg, South Carolina. Advantica and its subsidiaries (exclusive of FRD and its subsidiaries) are guarantors under the revolving credit facility. The revolving credit facility contains certain financial and negative covenants, conditions precedent, events of default and other terms, conditions and provisions customarily found in credit agreements for leveraged financings. For more information, see Note 9 to our consolidated financial statements. Effective October 18, 2001, we obtained an amendment to the revolving credit facility increasing the maximum ratio of total debt to EBITDA for the remaining term of the facility in order to maintain covenant compliance and our continued ability to borrow under the revolving credit facility. Also pursuant to that amendment, certain covenants and other provisions were modified, permitting us to undertake an exchange offer relating to our 11¼% senior notes due 2008, or Senior Notes, under certain terms and conditions. In addition, as a result of the amendment, commitments under the revolving credit facility will be reduced from $200.0 million to an amount not less than $150.0 million upon receipt of cash payments, if any, related to Denny's receivable and deposits securing outstanding letters of credit under the Coco's/Carrows credit facility.

We were in compliance with the terms of the revolving credit facility at December 26, 2001. Under the most restrictive provision of the revolving credit facility (the total debt to EBITDA ratio), we could have borrowed an additional $14.0 million and we would still have been in compliance.

Coco's/Carrows Credit Facility

FRD's principal operating subsidiaries, Coco's and Carrows, have a $70.0 million senior secured credit facility, which initially consisted of a $30.0 million term loan and a $40.0 million revolving credit facility. At December 27, 2000, the facility was guaranteed by Advantica. Coco's and Carrows obtained a waiver of compliance from certain third quarter 2000 financial covenants from the former lenders until January 8, 2001. On January 8, 2001, Advantica paid $70.0 million to the former lenders in full and complete satisfaction of Advantica's guarantee of the Coco's/Carrows credit facility with a combination of cash on hand and an advance under Denny's revolving credit facility. As a result of its satisfaction of obligations under the guarantee, Advantica was subrogated to the rights and collateral of the former lenders which it immediately assigned to Denny's. Additionally, following the satisfaction of the guarantee, our ability to make further investments in FRD became restricted in accordance with the terms of the indenture for our Senior Notes.

At December 26, 2001, FRD's operating subsidiaries had $26.0 million of outstanding term loan borrowings, working capital borrowings of $24.7 million and letters of credit outstanding of $9.6 million. Denny's has deposited cash collateral with one of Coco's and Carrows' former lenders to secure Coco's/Carrows credit facility's outstanding letters of credit. At December 26, 2001, the balance of such deposit was $9.8 million, which is reflected in other current assets in our consolidated balance sheets. Denny's receivable of $51.7 million, including accrued interest of $0.9 million at December 26, 2001 (see Notes 3 and 9 to our consolidated financial statements), relates to borrowings under the Coco's/Carrows credit facility. This receivable eliminates in consolidation, thereby reducing the net liabilities of discontinued operations on our consolidated balance sheet at December 26, 2001.

All advances under the Coco's/Carrows credit facility due to Denny's accrue interest at a variable rate (approximately 6.8% at December 26, 2001) based on the prime rate. The advances are secured by substantially all of the assets of FRD and its subsidiaries, including the issued and outstanding stock of FRD's subsidiaries.

The Coco's/Carrows credit facility contains a number of restrictive covenants which, among other things, limit (subject to certain exceptions) FRD and its subsidiaries with respect to the incurrence of debt, existence of liens, investments and joint ventures, the declaration or payment of dividends, the making of guarantees and other contingent obligations, mergers, the sale of assets, capital expenditures and material change in their business. The Coco's/Carrows credit facility also contains certain financial covenants including provisions for the maintenance of a minimum level of interest coverage, limitations on ratios of indebtedness to EBITDA and limitations on annual capital expenditures. At December 26, 2001, FRD's operating subsidiaries were not in compliance with certain covenants under the Coco's/Carrows credit facility, which constitutes an event of default under the facility. As a result of the default, Denny's may exercise certain rights including, but not limited to, the right to terminate commitments, declare the loans outstanding due and payable and seek to foreclose on its collateral. It has agreed not to do so, however, during a 120-day forbearance period under the terms of the settlement agreement (described below) related to FRD's bankruptcy proceeding.

FRD Bankruptcy

On January 16, 2001, FRD elected not to make the scheduled interest payment (and all subsequent interest payments to date) due on the $156.9 million aggregate principal amount of its 12.5% senior notes due 2004, or FRD Notes. On February 14, 2001, to facilitate the divestiture of its Coco's and Carrows brands and to preserve their going concern value, FRD filed for protection under Chapter 11 of the United States Bankruptcy Code. For additional information concerning the FRD Notes and the Chapter 11 filing, see "Certain Relationships and Related Transactions — The FRD Notes."

On February 19, 2002, Advantica and Denny's, along with FRD, Coco's and Carrows, entered into a stipulation and agreement of settlement, or settlement agreement, with the official committee of unsecured creditors of FRD seeking to resolve various disputes relating to the administration of FRD's pending bankruptcy case. The bankruptcy court approved the settlement agreement on March 8, 2002. Under the terms of the settlement agreement, Denny's will allow a 120-day forbearance period (which commenced on March 8, 2002) during which the creditors' committee and FRD and its operating subsidiaries shall use their best efforts to obtain new financing to repay, at a discount, the outstanding borrowings from Denny's (approximately $48.7 million at the date of the settlement agreement), plus accrued but unpaid interest, fees and expenses. During this forbearance period, the effort to sell FRD or its assets to a third party

will be suspended. If new financing sufficient to repay the outstanding borrowings from Denny's, less a $10 million discount, is obtained by the end of the forbearance period, Denny's will accept such discounted repayment amount in full satisfaction of its claims against FRD and Coco's and Carrows. If FRD is unable to obtain financing to repay this discounted repayment amount by the end of the forbearance period, FRD shall, at the election of the creditors' committee in lieu thereof:

- pay Denny's the proceeds of any new financing that is obtained, plus additional cash necessary for a total cash repayment to Denny's of at least $20 million,
- issue new junior secured notes to Denny's in a principal amount equal to the amount of Coco's and Carrows' current obligations to Denny's, minus the amount of any cash paid and any applicable repayment discount as described in the settlement agreement (such junior secured notes will be subordinate in right of payment and as to collateral to the new financing), and
- issue to Denny's up to 10% of the common stock in FRD dependent upon the amount of cash repaid to Denny's as described above.

The parties have agreed to attempt to replace the outstanding letters of credit (approximately $9.6 million at the date of the settlement agreement) and cause the cash deposit provided by Denny's supporting the letters of credit to be released. If the letters of credit are not replaced, Denny's will keep them in place and allow them to terminate in the ordinary course and will receive a separate note payable from Coco's and Carrows to provide reimbursement if any letters of credit are drawn upon. Advantica will continue to provide management and information technology services pursuant to a one-year services agreement at a cost to FRD set forth in the settlement agreement.

The settlement agreement is also conditioned upon the consent of Denny's revolving credit facility lender. If the terms of the proposed settlement agreement, including the financing described above, are satisfied, Advantica's ownership of the common stock of FRD (or controlling interest in the case of the third bullet point above) will transfer to the unsecured creditors of FRD.

In light of, among other things, the operating results and financial condition of FRD and the uncertainties as to the outcome of the proposed settlement agreement outlined above, there can be no assurance that we will be able to recover any or all of the secured obligations owed to us under the Coco's/Carrows credit facility. However, since we report FRD as a net liability of discontinued operations in our consolidated balance sheets, we will not incur any additional losses from the disposition of FRD (even if no amounts are realized from the proposed settlement agreement or other disposal actions). However, a reversal of discontinued operations reporting resulting from, among other things, a failure to consummate a sale or transfer of ownership to FRD, would require us to recognize the previously deferred losses in our consolidated statements of operations.

Cash Requirements

The following table sets forth a calculation of our cash (used in) provided by operations, for the periods indicated:

	Fiscal Year Ended	
	December 27, 2000	December 26, 2001
(In thousands)		
Net loss	$(98,002)	$(88,544)
Equity in loss from discontinued operations, net	15,530	—
Impairment charges	6,416	13,630
Restructuring charges and exit costs	12,556	16,863
Gains from refranchising and other, net	(51,219)	(13,340)
Extraordinary item	—	(7,778)
Other noncash charges	137,576	114,560
Change in certain working capital items	(21,906)	(14,500)
Change in other assets and other liabilities, net	(9,363)	(12,731)
Cash (used in) provided by operations	$ (8,412)	$ 8,160

Our future contractual obligations and commitments at December 26, 2001 consist of the following:

	Payments Due by Period				
	Total	Less than 1 Year (a)	1-2 Years	3-4 Years	5 Years and Thereafter
(In thousands)					
Long-term debt	$ 594,294	$ 599	$ 59,872	$ 477	$533,346
Capital lease obligations	40,050	4,523	7,389	6,456	21,682
Operating lease obligations	356,162	47,875	84,043	68,496	155,748
Information technology agreement (b)	15,847	11,856	3,991	—	—
	$1,006,353	$64,853	$155,295	$75,429	$710,776

(a) In addition to scheduled maturities of principal, approximately $74.8 million of cash will be required in 2002 to meet interest payments on long-term debt.

(b) In January 2000, we entered into an agreement with Affiliated Computer Services, Inc., or ACS, to manage and operate our information technology for its corporate headquarters, restaurants and field management. ACS oversees data center operations, desktop support, data networking, help desk operations and POS hardware maintenance. The agreement expires April 30, 2003.

In addition to the obligations and commitments listed above, we have purchase agreements with various vendors for certain products and supplies, principally PFC/MBM (see "Business — Raw Materials Sources and Availability").

Our principal capital requirements have been largely associated with remodeling and maintaining our existing restaurants and facilities. During 2001, our capital expenditures were $42.2 million. Of that amount, approximately $1.1 million was financed through capital leases. Capital expenditures during 2002 are expected to total $35 million to $45 million; however, we are not committed to spending this amount and could spend less if circumstances require.

Historically, we have met our liquidity requirements with internally generated funds, external borrowings and in recent years, proceeds from asset sales. Our ability to meet liquidity requirements, debt service obligations and to maintain continuity of operations will depend on a number of factors, including our ability to refinance our current revolving credit facility by its January 7, 2003 maturity date and our ability to meet targeted levels of operating cash flow. We are currently considering alternatives for refinancing our revolving credit facility. We believe that we will be able to negotiate a replacement credit facility on or prior to the January 2003 maturity date; however, no assurance can be given that we will be successful in negotiating a sufficient facility on commercially reasonable terms. Additionally, there can be no assurance that targeted levels of operating cash flow will actually be achieved. Our ability to achieve operating cash flow targets will depend upon consumer tastes, the success of marketing initiatives and other efforts to increase customer traffic in our restaurants, prevailing economic conditions and other matters, some of which are beyond our control. We believe that, together with funds available under the revolving credit facility (or replacement facility), we will have sufficient cash flow from operations to meet working capital requirements, to pay interest and scheduled amortization on all of our outstanding indebtedness and to fund anticipated capital expenditures through 2002.

At December 26, 2001, our working capital deficit, excluding net liabilities of discontinued operations, was $147.5 million compared to $170.6 million at December 27, 2000. The decrease in the working capital deficit at December 26, 2001 is primarily related to the use of cash on hand and borrowings under the revolving credit facility to satisfy current liabilities, the reduction in capital lease obligations resulting in the extraordinary gain recorded in 2001 and the reduction of company-owned units from refranchising activity and store closures. We are able to operate with a substantial working capital deficit because (1) restaurant operations and most food service operations are conducted primarily on a cash (and cash equivalent) basis with a low level of accounts receivable, (2) rapid turnover allows a limited investment in inventories, and (3) accounts payable for food, beverages and supplies usually become due after the receipt of cash from the related sales.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement

established accounting and reporting standards for derivative financial instruments and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in fair value of the derivative (*i.e.*, gains and losses) depends on the intended use of the derivative and the resulting designation. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, or SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133," which amended certain provisions of SFAS 133 to clarify areas causing difficulties in implementation, including expanding the normal purchase and sale exemption for supply contracts. We adopted SFAS 133 and the corresponding amendments under SFAS 138 at the beginning of fiscal year 2001 in accordance with Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133." SFAS 133, as amended by SFAS 138, did not have a material impact on our consolidated results of operations, financial position or cash flows.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 27, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 has had no impact on our financial statements.

Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, or SFAS 142, "Goodwill and Other Intangible Assets," which became effective for us on December 27, 2001, the first day of our 2002 fiscal year. SFAS 142 requires us, among other things, to discontinue goodwill amortization, including the amortization of our reorganization value in excess of amounts allocable to identifiable assets. In addition, the standard provides for reclassifying certain intangibles as goodwill, reassessing the useful lives of intangibles, reclassifying certain intangibles out of previously reported goodwill and identifying reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test within six months from the date of adoption. We have determined that we will no longer amortize excess reorganization value, goodwill and trade names. Total amortization expense related to those intangible assets for 1999, 2000 and 2001 was $91.1 million, $45.4 million and $31.6 million, respectively. During the first quarter of 2002, we will complete our testing of intangible assets with definite lives and our assessment of impairment of goodwill and other intangible assets with indefinite lives. At this time, however, we do not anticipate a change in the useful lives of our intangible assets nor do we expect to incur an impairment charge as a result of implementing SFAS 142.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, or SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB 30 related to the disposal of a segment of a business. SFAS 144 became effective for us on December 27, 2001, the first day of our 2002 fiscal year. We do not expect our adoption of the statement to have a significant impact on our financial position or future results of operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We have exposure to interest rate risk related to certain instruments entered into for other than trading purposes. Specifically, borrowings under the revolving credit facility bear interest at a variable rate based on the prime rate or an adjusted Eurodollar rate. A 100 basis point change in the revolving credit facility interest rate (approximately 6.1% at December 26, 2001) would cause the interest expense for 2002 to change by approximately $0.6 million. This computation is determined by considering the impact of hypothetical interest rates on our variable long-term debt at December 26, 2001. However, the nature and amount of our borrowings under the revolving credit facility may vary as a result of future business requirements, market conditions and other factors.

Our other outstanding long-term debt bears fixed rates of interest. The estimated fair value of our fixed rate long-term debt (excluding capital leases) was approximately $379 million at December 26, 2001. This computation is based on market quotations for the same or similar debt issues or the estimated borrowing rates available to us. The decrease in the estimated fair value of long-term debt compared to its historical cost reported in our consolidated balance sheets at December 26, 2001 relates primarily to market quotations for our Senior Notes.

Commodity Price Risk

We purchase certain food products such as beef, poultry, pork and coffee, and utilities such as gas and electricity, which are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are outside our control and which are generally unpredictable. Changes in commodity prices affect us and our competitors generally and often simultaneously. In general, we purchase food products and utilities based upon market prices established with vendors. Although many of the items purchased are subject to changes in commodity prices, certain purchasing arrangements are structured to contain features that minimize price volatility by establishing price ceilings and/or floors. We use these types of purchase arrangements to control costs as an alternative to using financial instruments to hedge commodity prices. In many cases, we believe we will be able to address commodity cost increases which are significant and appear to be long-term in nature by adjusting our menu pricing or changing our product delivery strategy. However, competitive circumstances could limit such actions and in those circumstances increases in commodity prices could lower our margins. Because of the often short-term nature of commodity pricing aberrations and our ability to change menu pricing or product delivery strategies in response to commodity price increases, we believe that the impact of commodity price risk is not significant.

We have established a policy to identify, control and manage market risks which may arise from changes in interest rates, foreign currency exchange rates, commodity prices and other relevant rates and prices. We do not use derivative instruments for trading purposes, and no interest rate or other financial derivatives were in place at December 26, 2001.

Item 8. *Financial Statements and Supplementary Data*

See Index to Financial Statements which appears on page F-1 herein.

Form 11-K Information

Pursuant to Rule 15d-21 promulgated under the Securities Exchange Act of 1934, as amended, we will file as an amendment to this Annual Report on Form 10-K the information, financial statements and exhibits required by Form 11-K with respect to the Advantica 401(k) Plans.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Information required by this item with respect to our directors and compliance by our directors, executive officers and certain beneficial owners of our common stock with Section 16(a) of the Securities Exchange Act of 1934 is furnished by incorporation by reference to all information under the captions entitled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the proxy statement (to be filed later) in connection with Advantica's Annual Meeting of the Shareholders to be held on May 22, 2002. The information required by this item related to our executive officers appears in Item I of Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information required by this item is furnished by incorporation by reference to all information under the captions entitled "Executive Compensation" and "Election of Directors — Compensation of Directors" in the proxy statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required by this item is furnished by incorporation by reference to all information under the caption "General — Equity Security Ownership" in the proxy statement.

Item 13. *Certain Relationships and Related Transactions*

Certain Transactions

The information required by this item is furnished by incorporation by reference to all information under the caption "Certain Transactions" in the proxy statement.

Information Regarding Certain Indebtedness.

The following information regarding certain of our debt does not purport to be complete and is qualified in its entirety by reference to the documents governing such debt, including the definitions of certain terms therein, which have been filed as exhibits to filings of Advantica and/or FRD with the Commission. Whenever particular provisions of such documents are referred to herein, such provisions are incorporated herein by reference, and the statements are qualified in their entirety by such reference. See Note 9 to our consolidated financial statements for additional information regarding our indebtedness and the terms thereof (including indebtedness under the revolving credit facility and certain mortgage financings).

Advantica Public Debt

Advantica currently has outstanding $529.6 million aggregate principal amount of 11¼% Senior Notes due 2008, or Senior Notes. The Senior Notes are senior unsecured obligations of Advantica and rank pari passu in right of payment to all senior indebtedness, including the revolving credit facility. The Senior Notes are effectively subordinated to Advantica's secured indebtedness, including indebtedness under the revolving credit facility. The Senior Notes are structurally subordinated to indebtedness under the revolving credit facility to the extent of direct obligations of Advantica's subsidiaries, as borrowers and as subsidiary guarantors, thereunder. Interest on the Senior Notes accrues at a rate equal to 11¼% per annum and is payable semi-annually in arrears on each July 15 and January 15. They will mature on January 15, 2008.

The Senior Notes will be redeemable, in whole or in part, at the option of Advantica at any time on or after January 15, 2003, at a redemption price equal to 105.625% of the principal amount thereof to and including January 14, 2004, at 103.750% of the principal amount thereof to and including January 14, 2005, at 101.875% of the principal amount thereof to and including January 14, 2006, and thereafter at 100% of the principal amount thereof, together in each case with accrued interest.

The FRD Notes

FRD currently has outstanding $156.9 million principal amount of 12.5% Senior Notes, or FRD Notes. The FRD Notes are senior unsecured, general obligations of FRD and rank senior in right of payment to all existing and future subordinated indebtedness of FRD and rank *pari passu* in right of payment with all existing and future unsubordinated indebtedness of FRD. The FRD Notes are effectively subordinated to secured indebtedness of FRD, including FRD's guaranty of borrowings under the Coco's/Carrows credit facility, to the extent of the value of FRD's assets securing such guaranty. Borrowings under the Coco's/Carrows credit facility are secured by substantially all of FRD's assets. The FRD Notes are structurally subordinated to all indebtedness of FRD's subsidiaries, including indebtedness under the Coco's/Carrows credit facility. Interest on the FRD Notes accrues at the rate of 12½% per annum and is payable semi-annually in arrears on January 15 and July 15.

The FRD Notes, by their terms, mature on July 15, 2004. They are redeemable, in whole or in part, at the option of FRD at any time on or after May 23, 2001, at a redemption price equal to 105.0% of the principal amount thereof to and including May 22, 2002, at 102.5% of the principal amount thereof to and including May 22, 2003, and thereafter at 100% of the principal amount thereof, together in each case with accrued interest.

On January 16, 2001, FRD elected not to make the interest payment (and all subsequent interest payments to date) due with respect to the FRD Notes. As a result of the nonpayments, and as a result of FRD's Chapter 11 filing on February 14, 2001, FRD is in default under the indenture governing the FRD Notes. The FRD bankruptcy filing, as discussed in "Legal Proceedings" and Note 3 to our consolidated financial statements, operates as an automatic stay of all collection and enforcement actions by the holders of the FRD Notes with respect to FRD's failure to make the

interest payments when due. See also the discussion of the proposed settlement agreement in "Management's Discussion and Analysis — Liquidity and Capital Resources" and Note 9 to our consolidated financial statements.

PART IV

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) (1) Financial Statements:
See the Index to Financial Statements which appears on page F-1 hereof.

(2) Financial Statement Schedules:
No schedules are filed herewith because of the absence of conditions under which they are required or because the information called for is in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits:
Certain of the exhibits to this Report, indicated by an asterisk, are hereby incorporated by reference to other documents on file with the Commission with which they are physically filed, to be a part hereof as of their respective dates.

Exhibit No.	Description
*2.1	Joint Plan of Reorganization of FCI and Flagstar, as amended November 7, 1997 and as confirmed by order of the United States Bankruptcy Court for the District of South Carolina entered November 12, 1997 (incorporated by reference to Exhibit 2.1 to FCI's Form 8-K, dated November 12, 1997).
*3.1	Restated Certificate of Incorporation of Advantica dated January 7, 1998 (incorporated by reference to Exhibit 3.1 to Form 8-A of Advantica filed January 7, 1998 relating to the Advantica's common stock (the "Form 8-A")).
*3.2	Certificate of Ownership and Merger of FCI filed January 7, 1998 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement (No. 333-45811) of Advantica).
*3-2A	Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of Advantica dated December 16, 1998 (incorporated by reference to Exhibit 3.2A to Amendment No. 2 to the Registration Statement (No. 333-72658) of Advantica (the "Advantica 2001 Form S-4 Amendment No. 2")).
*3-2B	Certificate of Ownership and Merger merging TWS Funding, Inc. into Advantica dated December 17, 2001 (incorporated by reference to Exhibit 3.2B to the "Advantica 2001 S-4 Amendment No. 2").
*3.3	By-Laws of Advantica, as amended through January 24, 2001 (incorporated by reference to Exhibit 3.1 to Advantica's Quarterly Report on Form 10-Q for the quarter ended March 28, 2001 (the "2001 First Quarter Form 10-Q")).
*4.1	Indenture dated as of May 23, 1996 between FRD and the Bank of New York, as Trustee (the "FRD Indenture") (incorporated by reference to Exhibit 4.1 to Registration Statements on Forms S-1 and S-4 dated as of September 6, 1996 (No. 333-07601) of FRD (the "FRD Form S-1/S-4")).
*4.2	Form of First Supplemental Indenture to the FRD Indenture dated as of August 23, 1996 (incorporated by reference to Exhibit 4.1.1 to the FRD Form S-1/S-4).
*4.3	Indenture relating to the Senior Notes (including the form of security) dated as of January 7, 1998, between Advantica and First Trust National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Advantica's Form 8-K filed January 15, 1998 (the "1998 Form 8-K")).
*4.4	Warrant Agreement (including the form of Warrant) (incorporated by reference to Exhibit 10.1 to the Form 8-A of Advantica filed January 7, 1998 relating to Advantica's common stock warrants).
*4.5	Rights Agreement, dated as of December 15, 1998, between Advantica and Continental Stock Transfer and Trust Company, as Rights Agent (including Form of Right Certificate) (incorporated by reference to Exhibit 1 to Advantica's Form 8-A, filed December 15, 1998, relating to Preferred Stock purchase rights).
*10.1	Consent Order dated March 26, 1993 between the U.S. Department of Justice, Flagstar and Denny's, Inc. (incorporated by reference to Exhibit 10.42 to the Registration Statement on Form S-2 (No. 33-49843) of Flagstar (the "Form S-2")).
*10.2	Fair Share Agreement dated July 1, 1993 between Flagstar and the NAACP (incorporated by reference to Exhibit 10.43 to the Form S-2).

Exhibit No.	Description
*10.3	Amended Consent Decree dated May 24, 1994 (incorporated by reference to Exhibit 10.50 to FCI's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K")).
*10.4	Consent Decree dated May 24, 1994 among certain named claimants, individually and on behalf of all others similarly situated, Flagstar and Denny's, Inc. (incorporated by reference to Exhibit 10.51 to the 1994 Form 10-K).
*10.5	Employment Agreement, dated as of January 10, 1995, between FCI and James B. Adamson (incorporated by reference to Exhibit 10.42 to the 1994 Form 10-K).
*10.6	Amendment to Employment Agreement, dated as of February 27, 1995, between FCI and James B. Adamson (incorporated by reference to Exhibit 10.44 to the 1994 Form 10-K).
*10.7	Second Amendment to Employment Agreement, dated December 31, 1996, between FCI and James B. Adamson (incorporated by reference to Exhibit 10.47 to FCI's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K")).
*10.8	Information Systems Management Agreement, dated February 22, 1996, between Flagstar and Integrated Systems Solutions Corporation (incorporated by reference to Exhibit 10.49 to the 1996 Form 10-K).
*10.9	Employment Agreement between Advantica and James B. Adamson, amended and restated as of January 7, 1998 (incorporated by reference to Exhibit 10.1 to Advantica's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "1999 First Quarter Form 10-Q")).
*10.10	Credit Agreement, dated January 7, 1998, among Denny's, Inc., El Pollo Loco, Inc., Flagstar Enterprises, Inc., Flagstar Systems, Inc. and Quincy's Restaurants, Inc., as borrowers, Advantica, as a guarantor, the lenders named therein, and The Chase Manhattan Bank, as administrative agent (the "Advantica Credit Agreement") (incorporated by reference to Exhibit 10.1 to the 1998 Form 8-K).
*10.11	Amendment No. 1 and Waiver, dated as of March 16, 1998, relating to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.53 to the Registration Statement (No. 333-4581) of Advantica).
*10.12	Amendment No. 2 and Waiver, dated as of May 21, 1998, relating to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.1 to Advantica's Quarterly Report on Form 10-Q for the quarter ended July 1, 1998).
*10.13	Amendment No. 3 and Waiver, dated as of July 16, 1998, to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.1 to Advantica's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
*10.14	Amendment No. 4, dated as of November 12, 1998, to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.35 to Advantica's Annual Report on Form 10-K for the year ended December 30, 1998).
*10.15	Advantica Restaurant Group Director Stock Option Plan, as amended through January 24, 2001 (incorporated by reference to Exhibit 10.1 to the 2001 First Quarter Form 10-Q).
*10.16	Amendment No. 5, dated March 12, 1999, to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.3 to the 1999 First Quarter Form 10-Q).
*10.17	Amendment No. 6, dated December 20, 1999, to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.37 to Advantica's Annual Report on Form 10-K for the year ended December 29, 1999).
*10.18	Merger Amendment, dated March 15, 1999, to the Advantica Restaurant Group Stock Option Plan and the Advantica Restaurant Group Officer Stock Option Plan (incorporated by reference to Exhibit 10.4 to the 1999 First Quarter Form 10-Q).
10.19	Advantica Stock Option Plan as amended through November 28, 2001.
*10.20	Credit Agreement, dated May 14, 1999, among Coco's Restaurants, Inc., Carrows Restaurants, Inc., and jojo's Restaurants, Inc., as borrowers, FRD Acquisition Co. and FRD Corporation, as guarantors, the lenders named therein, Credit Lyonnias New York Branch as administrative agent, and The Chase Manhattan Bank, as documentation agent and syndication agent (incorporated by reference to Exhibit 10.1 to Advantica's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
*10.21	Addendum Agreement, dated April 7, 2000, between Advantica and James B. Adamson (incorporated by reference to Exhibit 10.1 to Advantica's Quarterly Report on Form 10-Q for the quarter ended March 29, 2000 (the "2000 First Quarter Form 10-Q")).
*10.22	Form of Agreement, dated February 9, 2000, providing certain retention incentives and severance benefits for Company management (incorporated by reference to Exhibit 10.2 to the 2000 First Quarter Form 10-Q)

Exhibit No.	Description
*10.23	Master Service Agreement for Information Technology Services, dated January 25, 2000, between Advantica and Affiliated Computer Services, Inc. (incorporated by reference to Exhibit 10.1 to Advantica's Quarterly Report on Form 10-Q for the quarter ended June 28, 2000 (the "2000 Second Quarter Form 10-Q")).
*10.24	Amendment No. 7, dated as of June 20, 2000, to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.3 to the 2000 Second Quarter Form 10-Q).
*10.25	Amendment No. 8, dated as of December 26, 2000, to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.26 to Advantica's Annual Report on Form 10-K for the year ended December 27, 2000).
*10.26	Amendment No. 9, dated as of October 18, 2001, to the Advantica Credit Agreement (incorporated by reference to Exhibit 10.29 to Advantica 2001 S-4 Amendment No. 2.)
*10.27	Amendment, dated February 6, 2001, to Addendum Agreement between Advantica and James B. Adamson dated April 7, 2000 (incorporated by reference to Exhibit 10.2 to the 2001 First Quarter Form 10-Q).
*10.28	Employment Agreement dated January 2, 2001 between Advantica and Nelson J. Marchioli (incorporated by reference to Exhibit 10.3 to the 2001 First Quarter Form 10-Q).
*10.29	Stipulation and Agreement of Settlement, dated February 19, 2002, by and among FRD, the Creditors Committee, Advantica, Denny's, FRI-M Corporation, Coco's and Carrows, and as filed with the Bankruptcy Court on February 19, 2002 (incorporated by reference to Exhibit 99.1 to Advantica's Form 8-K, dated February 19, 2001).
12	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of Advantica.
23.1	Consent of Deloitte and Touche LLP.
99	Safe Harbor Under the Private Securities Litigation Reform Act of 1995.

(b) No reports on Form 8-K were filed during the quarter ended December 26, 2001. Subsequent to year end, on February 20, 2002, we filed a report on Form 8-K reporting under Item 5 that on February 19, 2002, Advantica and Denny's, along with FRD, Coco's and Carrows, entered into a settlement agreement with the official committee of unsecured creditors of FRD seeking to resolve various disputes relating to the administration of FRD's pending bankruptcy case. The settlement agreement, which is attached to the Form 8-K as Exhibit 99.1, was filed with the bankruptcy court on February 19, 2002 and approved by the court on March 8, 2002. No financial statements were required to be included and were not included in this Form 8-K filing.

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ADVANTICA RESTAURANT GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

	Page
Independent Auditors' Report	F-2
Consolidated Statements of Operations for the Three Fiscal Years Ended December 26, 2001	F-3
Consolidated Balance Sheets as of December 27, 2000 and December 26, 2001	F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the Three Fiscal Years Ended December 26, 2001	F-5
Consolidated Statements of Cash Flows for the Three Fiscal Years Ended December 26, 2001	F-6
Notes to Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Advantica Restaurant Group, Inc. and subsidiaries as of December 26, 2001 and December 27, 2000 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended December 26, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, Advantica's consolidated financial statements present fairly, in all material respects, the consolidated financial position of Advantica at December 26, 2001 and December 27, 2000, and the results of its consolidated operations and consolidated cash flows for each of the three fiscal years in the period ended December 26, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Greenville, South Carolina
February 19, 2002, except
as to Note 9, which is as of
March 8, 2002, and Note 19, which is
as of March 9, 2002.

ADVANTICA RESTAURANT GROUP, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	December 29, 1999	December 27, 2000	December 26, 2001
(In thousands, except per share amounts)			
Revenue:			
Company restaurant sales	$1,140,338	$1,080,641	$ 949,180
Franchise and licensing revenue	59,911	74,608	90,548
Total operating revenue	1,200,249	1,155,249	1,039,728
Cost of company restaurant sales:			
Product costs	293,860	280,473	237,721
Payroll and benefits	446,497	427,222	382,864
Occupancy	60,935	59,311	55,941
Other operating expenses	156,466	162,881	142,281
Total costs of company restaurant sales	957,758	929,887	818,807
Franchise restaurant costs	28,737	38,000	39,002
General and administrative expenses	74,852	66,291	60,180
Amortization of excess reorganization value	88,989	42,133	28,692
Depreciation and other amortization	130,782	111,449	95,639
Impairment charges	136,500	6,416	13,630
Restructuring charges and exit costs	—	12,556	16,863
Gains on refranchising and other, net	(21,514)	(51,219)	(13,340)
Total operating costs and expenses	1,396,104	1,155,513	1,059,473
Operating loss	(195,855)	(264)	(19,745)
Other expenses:			
Interest expense, net	79,435	81,821	73,235
Other nonoperating (income) expenses, net	(302)	(1,415)	1,771
Total other expenses, net	79,133	80,406	75,006
Loss before income taxes	(274,988)	(80,670)	(94,751)
Provision for income taxes	814	1,802	1,571
Loss from continuing operations	(275,802)	(82,472)	(96,322)
Discontinued operations:			
Gain on sale of discontinued operations, including provision of $5,900 for operating losses during the disposal period, net of income tax provision of $37	9,616	—	—
Loss from operations of discontinued operations, net of income tax provision (benefit): 1999 — $408; 2000 — $(1,416); 2001 — $0	(115,718)	(15,530)	—
Loss before extraordinary item	(381,904)	(98,002)	(96,322)
Extraordinary item	—	—	7,778
Net loss	$ (381,904)	$ (98,002)	$ (88,544)
Per share amounts applicable to common shareholders:			
Basic and diluted earnings per share:			
Loss from continuing operations	$ (6.89)	$ (2.06)	$ (2.40)
Loss from discontinued operations, net	(2.65)	(0.39)	—
Loss before extraordinary item	(9.54)	(2.45)	$ (2.40)
Extraordinary item	—	—	0.19
Net loss	$ (9.54)	$ (2.45)	$ (2.21)
Weighted average outstanding and equivalent shares	40,024	40,070	40,136

See notes to consolidated financial statements.

ADVANTICA RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)	December 27, 2000	December 26, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 27,260	$ 6,696
Receivables, less allowance for doubtful accounts of: 2000 — $4,308; 2001 — $2,730	8,260	6,508
Inventories	10,249	7,979
Other	10,593	18,954
Total Current Assets	56,362	40,137
Property, net	425,327	362,441
Other Assets:		
Reorganization value in excess of amounts allocable to identifiable assets, net of accumulated amortization of: 2000 — $202,304; 2001 — $230,995	61,177	28,285
Goodwill, net of accumulated amortization of: 2000 — $2,495; 2001 — $4,181	25,476	25,068
Other intangible assets, net of accumulated amortization of: 2000 — $23,168; 2001 — $29,399	115,516	103,302
Deferred financing costs, net	12,543	10,067
Other	48,865	37,953
Total Assets	$ 745,266	$ 607,253
LIABILITIES		
Current Liabilities:		
Current maturities of notes and debentures	$ 1,086	$ 599
Current maturities of capital lease obligations	10,510	4,523
Accounts payable	69,920	55,862
Net liabilities of discontinued operations	69,400	15,115
Other	145,473	126,618
Total Current Liabilities	296,389	202,717
Long-Term Liabilities:		
Notes and debentures, less current maturities	553,730	609,531
Capital lease obligations, less current maturities	39,980	35,527
Liability for insurance claims	25,468	26,778
Other noncurrent liabilities and deferred credits	75,960	72,457
Total Long-Term Liabilities	695,138	744,293
Total Liabilities	991,527	947,010
Commitments and contingencies		
SHAREHOLDERS' DEFICIT		
Common Stock:		
$0.01 par value; shares authorized — 100,000; issued and outstanding: 2000 — 40,058; 2001 — 40,143	401	401
Paid-in capital	417,203	417,293
Deficit	(661,325)	(749,869)
Accumulated other comprehensive loss	(2,540)	(7,582)
Total Shareholders' Deficit	(246,261)	(339,757)
Total Liabilities and Shareholders' Deficit	$ 745,266	$ 607,253

See notes to consolidated financial statements.

ADVANTICA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity/ (Deficit)
Balance, December 30, 1998	40,010	$400	$417,016	$(181,419)	$ 47	$ 236,044
Comprehensive loss:						
Net loss	—	—	—	(381,904)	—	(381,904)
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	—	—	(87)	(87)
Comprehensive loss	—	—	—	(381,904)	(87)	(381,991)
Issuance of common stock	15	—	107	—	—	107
Balance, December 29, 1999	40,025	400	417,123	(563,323)	(40)	(145,840)
Comprehensive loss:						
Net loss	—	—	—	(98,002)	—	(98,002)
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	—	—	(56)	(56)
Additional minimum pension liability	—	—	—	—	(2,444)	(2,444)
Comprehensive loss	—	—	—	(98,002)	(2,500)	(100,502)
Issuance of common stock	53	1	80	—	—	81
Cancellation of common stock held for former debt holders	(20)	—	—	—	—	—
Balance, December 27, 2000	40,058	401	417,203	(661,325)	(2,540)	(246,261)
Comprehensive loss:						
Net loss	—	—	—	(88,544)	—	(88,544)
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	—	—	(80)	(80)
Additional minimum pension liability	—	—	—	—	(4,962)	(4,962)
Comprehensive loss	—	—	—	(88,544)	(5,042)	(93,586)
Issuance of common stock	85	—	90	—	—	90
Balance, December 26, 2001	40,143	$401	$417,293	$(749,869)	$(7,582)	$(339,757)

See notes to consolidated financial statements.

ADVANTICA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	December 29, 1999	December 27, 2000	December 26, 2001
(In thousands)			
Net loss	$(381,904)	$(98,002)	$(88,544)
Adjustments to Reconcile Net Loss to Cash Flows from Operating Activities:			
Amortization of reorganization value in excess of amounts allocable to identifiable assets	88,989	42,133	28,692
Depreciation and other amortization	130,782	111,449	95,639
Impairment charges	136,500	6,416	13,630
Restructuring charges and exit costs	—	12,556	16,863
Amortization of deferred gains	(12,003)	(12,445)	(11,322)
Amortization of deferred financing costs	6,219	5,708	3,440
Gains on refranchising and other, net	(21,514)	(51,219)	(13,340)
Gain on sale of discontinued operations, net	(9,616)	—	—
Equity in loss from discontinued operations, net	115,718	15,530	—
Amortization of debt premium	(13,901)	(9,074)	(1,889)
Extraordinary item	—	—	(7,778)
Other	15	(195)	—
Changes in Assets and Liabilities Net of Effects of Acquisitions and Dispositions:			
Decrease (increase) in assets:			
Receivables	(1,744)	12,425	8,106
Inventories	529	505	1,710
Other current assets	1,089	(2,797)	1,519
Other assets	(10,908)	(3,716)	(3,698)
Increase (decrease) in liabilities:			
Accounts payable	(17,025)	2,673	(5,027)
Accrued salaries and vacations	(2,420)	(2,105)	(355)
Accrued taxes	(1,581)	(2,768)	(582)
Other accrued liabilities	(27,051)	(29,839)	(19,871)
Other noncurrent liabilities and deferred credits	(11,297)	(5,647)	(9,033)
Net cash flows (used in) provided by operating activities	(31,123)	(8,412)	8,160

See notes to consolidated financial statements.

ADVANTICA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS— (Continued)

(In thousands)	Fiscal Year Ended December 29, 1999	Fiscal Year Ended December 27, 2000	Fiscal Year Ended December 26, 2001
Cash Flows from Investing Activities:			
Purchase of property	$(76,780)	$(37,474)	$(41,117)
Proceeds from disposition of property	17,147	72,874	29,189
Acquisition of restaurant units	(13,963)	(4,461)	—
Advances to discontinued operations, net	(11,791)	(1,910)	(53,339)
Deposits securing FRD letters of credit	—	—	(9,790)
Proceeds from sale of discontinued operations, net	109,414	—	—
Purchase of investments	(45,564)	—	—
Proceeds from sale and maturity of investments	89,224	17,084	—
Proceeds from maturity of investments securing in-substance defeased debt	19,025	158,710	—
Net cash flows provided by (used in) investing activities	86,712	204,823	(75,057)
Cash Flows from Financing Activities:			
Net borrowings under credit agreement	—	—	58,700
Deferred financing costs	(3,089)	(1,373)	(964)
Debt transaction costs	(350)	(519)	—
Long-term debt payments	(52,405)	(327,239)	(6,936)
Net bank overdrafts	7,900	(5,848)	(4,467)
Net cash flows (used in) provided by financing activities	(47,944)	(334,979)	46,333
Increase (decrease) in cash and cash equivalents	7,645	(138,568)	(20,564)
Cash and Cash Equivalents at:			
Beginning of year	158,183	165,828	27,260
End of year	$165,828	$ 27,260	$ 6,696
Supplemental Cash Flow Information:			
Income taxes paid	$ 1,539	$ 1,327	$ 2,191
Interest paid	$101,086	$100,262	$ 74,601
Noncash investing activities:			
Notes received related to refranchising	$ 11,504	$ 3,557	$ 1,433
Notes forgiven related to reacquisition of restaurants	$ 2,015	$ 1,340	$ 1,146
Other investing	$ 8,458	$ 4,506	$ 2,068
Noncash financing activities:			
Capital lease obligations	$ 28,804	$ 5,760	$ 1,078
Other financing	$ 846	$ 900	—

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 INTRODUCTION AND BASIS OF REPORTING

Advantica Restaurant Group, Inc., or Advantica, is one of the largest restaurant companies in the United States operating moderately priced restaurants in the mid-scale dining segment. Our core brand is Denny's, the nation's largest family-style restaurant chain in the mid-scale segment in terms of market share, number of units and U.S. systemwide sales. At December 26, 2001, Denny's operated 621 company-owned and 1,128 franchised/licensed restaurants in 49 states, the District of Columbia, 2 U.S. territories and 5 foreign countries, with principal concentrations in California, Florida and Texas. Advantica also operates the Coco's and Carrows restaurant chains through its wholly owned subsidiary, FRD Acquisition Co., or FRD. Coco's and Carrows compete in the family-style category and are located primarily in California. We have accounted for FRD as a discontinued operation in our consolidated financial statements in accordance with Accounting Principles Board Opinion No. 30, or APB 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." See Notes 2 and 3.

At December 26, 2001, we had a shareholders' deficit of approximately $339.8 million and have incurred net losses in each of the last three fiscal years. Our revolving credit facility matures on January 7, 2003, and our 11¼% Senior Notes, or Senior Notes, mature on January 15, 2008. We expect to remain in compliance with our loan covenants throughout fiscal year 2002. Our ability to maintain continuity of operations will depend on a number of factors, including our ability to negotiate a replacement revolving credit facility. We are currently considering alternatives for refinancing our revolving credit facility. We believe that we will be able to negotiate a replacement credit facility on or prior to the January 2003 maturity date; however, no assurance can be given that we will be successful in negotiating a sufficient facility on commercially reasonable terms.

Our consolidated financial statements include the accounts of Advantica and our subsidiaries. Certain prior year amounts have been reclassified to conform to the current year presentation. Our fiscal year ends on the last Wednesday in December. References in our notes to the consolidated financial statements to 1999, 2000 and 2001 refer to the fiscal years ended December 29, 1999, December 27, 2000 and December 26, 2001, respectively.

NOTE 2 SUMMARY OF CRITICAL AND OTHER SIGNIFICANT ACCOUNTING POLICIES

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, self-insurance liabilities, impairment of long-lived assets, restructuring and exit costs, income taxes, contingencies and litigation and discontinued operations. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable and that actual results will not vary significantly from the estimated amounts.

We believe the following critical accounting policies relate to our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowances for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our franchisees to make required payments for franchise royalties, rent, advertising and notes receivable. In assessing recoverability of these receivables, we make assumptions regarding the financial condition of the franchisees based primarily on past payment trends and periodic financial information which the franchisees are required to submit to us. If the financial condition of our franchisees were to deteriorate and result in an impairment of their ability to make payments, we may be required to increase our allowances by recording additional bad debt expense. Likewise, should the financial condition of our franchisees improve and result in payments or settlements of previously reserved amounts, we may be required to record a reduction in bad debt expense to reverse our allowances.

Self-Insurance Liabilities. We record liabilities for insurance claims during periods in which we have been insured under large deductible programs or have been self-insured for our workers' compensation, general/product and automobile insurance liabilities. The liabilities for prior and current estimated incurred losses are discounted to their present value based on expected loss payment patterns determined by independent actuaries. If these patterns were to deteriorate, we may be required to increase our self-insurance liabilities by recording additional insurance expense. Likewise, should these patterns improve, we may be required to reduce our self-insurance liabilities by recording a reduction in insurance expense. Total discounted insurance liabilities at December 27, 2000 and December 26, 2001 were $39.1 million and $39.6 million, respectively, reflecting a 5% discount rate for 2000 and 2001. The related undiscounted amounts at such dates were $44.3 million and $44.7 million, respectively.

Impairment of Long-Lived Assets. Our long-lived assets include property, reorganization value in excess of amounts allocable to identifiable assets, goodwill and other intangible assets. We currently follow the provisions of Accounting Principles Board Opinion No. 17, or ABP 17, "Intangible Assets," and Statement of Financial Accounting Standards No. 121, or SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with APB 17 and SFAS 121, as applicable, we assess impairment of long-lived assets such as reorganization value in excess of amounts allocable to identifiable assets, goodwill and property whenever changes or events indicate that the carrying value may not be recoverable. In accordance with APB 17, we assess impairment of goodwill, reorganization value in excess of amounts allocable to identifiable assets and certain intangible assets whenever our market indicators (such as common stock market value) and/or operating trends have had other than a temporary adverse change. We apply a discounted cash flow approach to measure impairment using our estimated current cost of capital as the discount rate. We assess impairment of restaurant-level assets based on the operating cash flows of the restaurant and our plans for restaurant closings. In accordance with SFAS 121, we write down other long-lived assets to fair value if, based on an analysis, the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets (see New Accounting Standards below).

Restructuring and Exit Costs. As a result of changes in our organizational structure, we have recorded charges for restructuring and exit costs. These costs consist primarily of severance and outplacement costs for terminated employees and the costs of future obligations related to closed units or units identified for closure. In assessing the cost of future obligations related to closed units or units identified for closure, we make assumptions regarding the timing of units' closures, amounts of future subleases, amounts of future property taxes and costs of closing the units. If these estimates or their related assumptions change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded.

Income Taxes. We record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for our valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in an amount in excess of the net recorded amount, an adjustment to the valuation allowance (except for the valuation allowance established in connection with the adoption of fresh start reporting on January 7, 1998 — see Note 11) would decrease income tax expense in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would increase income tax expense in the period such determination was made.

Contingencies and Litigation. We are subject to legal proceedings involving ordinary and routine claims incidental to our business as well as legal proceedings that are nonroutine and include compensatory or punitive damage claims. Our ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. If these estimates or the related facts and circumstances change in the future, we may be required to increase or reduce our settlement liabilities by recording additional legal expense or by recording a reduction in legal expense.

Discontinued Operations. As noted in Note 1 and further described in Note 3, we have reported FRD as a discontinued operation in our consolidated financial statements as of the second quarter of 2000, or the measurement date, and through December 26, 2001 because we continue to maintain control over the operations of FRD while in bankruptcy. Reporting FRD as a discontinued operation required us to make estimates regarding (1) the results of operations from the measurement date to the disposal date and (2) the gain to be recorded upon disposal. Based on

our determination that a gain is expected upon disposal, FRD's net losses of $89.5 million for the two quarters ended December 27, 2000 and $22.4 million for the year ended December 26, 2001, which were incurred subsequent to the measurement date, are deferred and included as a component of net liabilities of discontinued operations (included in other assets of discontinued operations as disclosed in Note 3) in our consolidated balance sheets, and accordingly, have not been recognized as losses in our consolidated statements of operations. A reversal of discontinued operations reporting resulting from, among other things, a failure to consummate a sale or transfer of ownership of FRD, would require us to recognize the previously deferred losses in our consolidated statements of operations.

Also, the following accounting policies significantly affect the preparation of our consolidated financial statements:

Cash and Cash Equivalents and Investments. We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments with longer maturities, generally consisting of corporate, United States Treasury or agency debt securities, are considered available for sale and reported in the balance sheet as investments at fair value. Unrealized holding gains and losses on available-for-sale investments, net of related tax effect, are reported as a separate component of shareholders' equity (deficit) until realized. At December 27, 2000 and December 26, 2001, we had no available-for-sale investments.

Inventories. Inventories are valued primarily at the lower of average cost (first-in, first-out) or market.

Property and Depreciation. We depreciate property by the straight-line method over its estimated useful life. We amortize property held under capital leases (at capitalized value) over its estimated useful life, limited generally by the lease period. The following estimated useful service lives were in effect during all periods presented in the financial statements:

Buildings — Five to twenty years
Equipment — Two to ten years
Leasehold Improvements — Estimated useful life limited by the lease period, generally between five and ten years.

Goodwill. Goodwill represents the excess of the cost of acquired assets over the fair market value of their net tangible and identifiable intangible assets. We amortized goodwill on a straight-line basis over a period of no more than 20 years; however, the amortization will be discontinued at the beginning of fiscal year 2002 in accordance with the implementation of SFAS 142 (see *New Accounting Standards* below).

Other Intangible Assets. Other intangible assets consist primarily of trademarks, trade names, franchise and other operating agreements. These assets have been amortized on the straight-line basis over the useful lives of the franchise and other agreements and over 40 years for trade names; however, the amortization for certain of the intangible assets will be discontinued at the beginning of fiscal year 2002 in accordance with the implementation of SFAS 142 (see *New Accounting Standards* below).

Reorganization Value in Excess of Amounts Allocable to Identifiable Assets. Upon emergence from bankruptcy as of January 7, 1998, we adopted fresh start reporting pursuant to the guidance provided by American Institute of Certified Public Accountants' Statement of Position 90-7, or SOP 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Under fresh start reporting, the reorganization value that was not attributable to specific tangible or identified intangible assets was reported in our consolidated balance sheets as reorganization value in excess of amounts allocable to identifiable assets (see Note 5 regarding impairment of the reorganization value in 1999). We amortized the reorganization value using the straight-line method over a five-year period; however, the amortization will be discontinued at the beginning of fiscal year 2002 in accordance with the implementation of SFA 142 (see *New Accounting Standards* below).

Deferred Financing Costs. Costs related to the issuance of debt are deferred and amortized as a component of interest expense using the interest method over the terms of the respective debt issues.

Advertising Costs. We expense production costs for radio and television advertising in the year in which the commercials are initially aired. Advertising expense for 1999, 2000 and 2001 was $50.8 million, $53.3 million and $39.1 million, respectively.

Interest Associated with Discontinued Operations. During 1999, approximately $7.3 million of interest expense was allocated to certain discontinued operations based on the ratio of the net assets of the discontinued operations to our net assets after the adoption of fresh start reporting on January 7, 1998. There was no interest expense allocated to discontinued operations during 2000 and 2001.

Deferred Gains. In 1995, we sold our distribution subsidiary, Proficient Food Company, or PFC, for approximately $122.5 million. In conjunction with the sale, we entered into an eight-year distribution contract with the acquirer of PFC, which was subsequently extended to September 7, 2005. This transaction resulted in a deferred gain of approximately $72.0 million that is being amortized over the life of the distribution contract as a reduction of product costs. During 1996, we sold Portion-Trol Foods, Inc., or PTF, and the Mother Butler Pies division of Denny's, our two food processing operations. Consideration from the sales totaled approximately $72.1 million, including the receipt of approximately $60.6 million in cash. In conjunction with these sales, we entered into five-year purchasing agreements with the acquirers. These transactions resulted in deferred gains totaling approximately $41.5 million that are being amortized over the lives of the respective purchasing agreements as a reduction of product costs. Related to these purchasing agreements, we recognized gains of $10.5 million, $10.5 million and $9.3 million in 1999, 2000 and 2001, respectively. We reported deferred gain balances related to these purchasing agreements of $15.8 million and $6.5 million in our consolidated balance sheets at December 27, 2000 and December 26, 2001, respectively.

During 2001, we received $2.0 million from the sale of 25,000 shares of preferred stock of PTF's acquirer that we had received as consideration for the sale of PTF to the acquirer. At the date of the sale of PTF, we assigned no value to this portion of the consideration. Therefore, the gain on the sale of this preferred stock was $2.0 million. This gain was recorded as a reduction of product costs as it represented additional deferred gain on the sale of PTF. The purchasing agreement related to Mother Butler Pies expired on July 31, 2001 and the purchasing agreement related to PTF expires on December 31, 2001. During 2001, we extended our purchasing agreement with PTF through December 31, 2002 in exchange for, among other things, waiving the remaining $3.7 million of purchase commitment liabilities of certain discontinued operations related to PTF. As a result, the remaining $3.7 million, which is included in our deferred gain balance at December 26, 2001, will be amortized over the life of the purchasing agreement as a reduction of product costs.

Cash Overdrafts. We have included in accounts payable on the consolidated balance sheets cash overdrafts totaling $24.8 million and $20.4 million at December 27, 2000 and December 26, 2001, respectively.

Franchise and License Fees. We recognize initial franchise and license fees when all of the material obligations have been performed and conditions have been satisfied, typically when operations have commenced. During 1999, 2000 and 2001, we recorded initial fees of $4.3 million, $6.2 million and $2.9 million, respectively. Continuing fees, such as royalties and rents, are recorded as income on a monthly basis.

For 2001, our ten largest franchisees accounted for approximately 30% of our franchise revenues. At December 26, 2001, two of our ten largest franchisees were in bankruptcy. Those two franchisees accounted for approximately 6% of our franchise revenue in 2001. Both of the franchisees have continued to pay applicable fees in accordance with their franchise and/or lease agreements subsequent to their bankruptcy filing dates; however, no assurances can be given as to the outcome of these franchisee bankruptcy cases.

Gains on Sales of Company-Owned Restaurants. We typically do not include real estate in our sales of company-owned restaurants; therefore, we recognize gains on sale transactions at the time collection of the sale price is reasonably assured. From sales of company-owned restaurants we received proceeds totaling $27.6 million, $74.4 million and $29.8 million in 1999, 2000 and 2001, respectively. Of those amounts, we received cash proceeds in 1999, 2000 and 2001 of $16.1 million, $70.9 million and $28.3 million, respectively. Any gains on sales of company-owned restaurants that include real estate are recognized when the cash proceeds exceed 20 percent of the sales price, in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate." During 1999, 2000 and 2001, we had no sales of company-owned restaurants that included real estate.

New Accounting Standards. In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement established accounting and reporting standards for derivative financial instruments and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and

measure those instruments at fair value. The accounting for changes in fair value of the derivative (*i.e.*, gains and losses) depends on the intended use of the derivative and the resulting designation. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, or SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133," which amended certain provisions of SFAS 133 to clarify areas causing difficulties in implementation, including expanding the normal purchase and sale exemption for supply contracts. We adopted SFAS 133 and the corresponding amendments under SFAS 138 at the beginning of fiscal year 2001 in accordance with Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133." SFAS 133, as amended by SFAS 138, did not have a material impact on our consolidated results of operations, financial position or cash flows.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 27, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 has had no impact on our financial statements.

Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, or SFAS 142, "Goodwill and Other Intangible Assets," which will be effective for us beginning December 27, 2001, the first day of our 2002 fiscal year. SFAS 142 requires us, among other things, to discontinue goodwill amortization, including the amortization of our reorganization value in excess of amounts allocable to identifiable assets. In addition, the standard provides for reclassifying certain intangibles as goodwill, reassessing the useful lives of intangibles, reclassifying certain intangibles out of previously reported goodwill and identifying reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires us to complete a transitional goodwill impairment test within six months from the date of adoption. We have determined that we will no longer amortize excess reorganization value, goodwill and trade names. Total amortization expense related to those intangible assets for 1999, 2000 and 2001 was $91.1 million, $45.4 million and $31.6 million, respectively. During the first quarter of 2002, we will complete our testing of intangible assets with definite lives and our assessment of goodwill and other intangible assets with indefinite lives. At this time, however, we do not anticipate a change in the useful lives of our intangible assets nor do we expect to incur an impairment charge as a result of implementing SFAS 142.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, or SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30 related to the disposal of a segment of a business. SFAS 144 will be effective for us beginning the first day of our 2002 fiscal year. We do not expect our adoption of the statement to have a significant impact on our financial position or future results of operations.

NOTE 3 DISPOSITIONS OF BUSINESS SEGMENTS AND DISCONTINUED OPERATIONS

Our statements of consolidated operations and cash flows for all periods presented herein reflect FRD and El Pollo Loco, Inc., or EPL, as discontinued operations in accordance with APB 30. Revenue, operating income (loss) and net loss of the discontinued operations for the reported periods are as follows:

(In thousands)	1999	2000	2001
Revenue			
FRD	$ 389,790	$ 371,060	$ 350,944
EPL	144,889	—	—
	$ 534,679	$ 371,060	$ 350,944
Operating income (loss)			
FRD	$ (87,748)	$ (79,762)	$ (7,595)
EPL	2,381	—	—
	$ (85,367)	$ (79,762)	$ (7,595)
Net loss			
FRD	$(113,040)	$(106,870)	$ (22,409)
EPL	(8,578)	—	—
	$(121,618)	$(106,870)	$ (22,409)

As a result of our decision to sell or otherwise dispose of Coco's and Carrows, we began accounting for FRD as a discontinued operation in the second quarter of 2000, and FRD continued to market for divestiture the Coco's and Carrows concepts throughout the balance of 2001. On February 14, 2001, FRD filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. Because we maintain control over the operations of FRD while in bankruptcy, we continued to consolidate and report FRD as a discontinued operation at December 26, 2001. On February 19, 2002, Advantica and Denny's, along with FRD, Coco's and Carrows, entered into a stipulation and agreement of settlement with the official committee of unsecured creditors of FRD seeking to resolve various disputes relating to the administration of FRD's pending bankruptcy case. See Note 9 to our consolidated financial statements for additional information.

For 2000 and 2001, FRD's net losses of $89.5 million for the two quarters ended December 27, 2000 and $22.4 million for the year ended December 26, 2001, which were incurred subsequent to the measurement date, are deferred and included as a component of net liabilities of discontinued operations (included in other assets of discontinued operations) in our consolidated balance sheets, and accordingly, have not been recognized as losses in our consolidated statements of operations.

FRD currently has outstanding $156.9 million principal amount of 12.5% Senior Notes, or FRD Notes. The FRD Notes are senior unsecured, general obligations of FRD and rank senior in right of payment to all existing and future subordinated indebtedness of FRD and rank *pari passu* in right of payment with all existing and future unsubordinated indebtedness of FRD. The FRD Notes are effectively subordinated to secured indebtedness of FRD, including FRD's guaranty of borrowings under the Coco's/Carrows credit facility, to the extent of the value of FRD's assets securing such guaranty. Borrowings under the Coco's/Carrows credit facility are secured by substantially all of FRD's assets. The FRD Notes are structurally subordinated to all indebtedness of FRD's subsidiaries, including indebtedness under the Coco's/Carrows credit facility. Interest on the FRD Notes accrues at the rate of 12½% per annum and is payable semi-annually in arrears on January 15 and July 15.

The FRD Notes, by their terms, mature on July 15, 2004. They are redeemable, in whole or in part, at the option of FRD at any time on or after May 23, 2001, initially at a redemption price equal to 105.0% of the principal amount thereof to and including May 22, 2002, at 102.5% of the principal amount thereof to and including May 22, 2003, and thereafter at 100% of the principal amount thereof, together in each case with accrued interest.

On January 16, 2001, FRD elected not to make the interest payment (and all subsequent interest payments to date) due with respect to the FRD Notes. As a result of the nonpayments, and as a result of FRD's Chapter 11 filing on

February 14, 2001, FRD is in default under the indenture governing the FRD Notes. FRD's bankruptcy filing operates as an automatic stay of all collection and enforcement actions by the holders of the FRD Notes with respect to its failure to make the interest payments when due.

As a result of its Chapter 11 bankruptcy filing, FRD's financial position at December 27, 2000 and December 26, 2001 has been presented in conformity with SOP 90-7, and accordingly, all prepetition liabilities of FRD that are subject to compromise through this bankruptcy proceeding are segregated as liabilities subject to compromise. Our presentation of FRD's financial position does not purport to show (a) the realizable value of its assets on a liquidation basis or their availability to satisfy liabilities, (b) the amounts of its prepetition liabilities that may be allowed for claims or contingencies, or (c) the effect of any change in capitalization on its shareholder accounts. The financial position of FRD is reported as net liabilities of discontinued operations in our consolidated balance sheets and consists of the assets and liabilities reported below.

(In thousands)	December 27, 2000	December 26, 2001
Assets		
Current assets	$ 12,680	$ 27,273
Property owned, net	83,437	63,662
Property held under capital leases, net	10,791	5,808
Other assets, including deferred losses from operations	106,553	129,213
	213,461	225,956
Less liabilities		
Current liabilities		
Current portion of obligations under capital lease	2,709	2,523
Coco's/Carrows credit facility payable to Denny's (see Note 9)	—	51,692
Other current liabilities	81,504	37,434
	84,213	91,649
Long-term liabilities		
Obligations under capital lease, noncurrent	7,323	4,680
Other long-term liabilities	17,117	20,100
	24,440	24,780
Total liabilities not subject to compromise	108,653	116,429
Liabilities subject to compromise	174,208	176,334
Total liabilities	282,861	292,763
Net liabilities of FRD	69,400	66,807
Denny's receivable related to Coco's/Carrows credit facility (see Note 9)	—	51,692
Net liabilities of discontinued operations	$ 69,400	$ 15,115

On December 29, 1999, we completed the sale of all of the capital stock of EPL to American Securities Capital Partners, L.P. The disposition of EPL resulted in a gain of approximately $15.5 million, net of taxes. In accordance with APB 30, $5.9 million of EPL's net loss which was incurred subsequent to the date it was identified as a discontinued operation was netted against the gain on sale in our 1999 consolidated statements of operations and cash flows.

NOTE 4 ACQUISITIONS

In March 1999, Denny's purchased 30 operating restaurants in western New York from Perk Development Corp., a former franchisee of Perkins Family Restaurants, L.P. We accounted for the acquisition of these restaurants under the purchase method of accounting. The purchase price of approximately $24.7 million, consisting of cash of approximately $10.9 million and capital leases and other liabilities assumed of approximately $13.8 million, exceeded the estimated fair value of the restaurants' identifiable net assets by approximately $9.5 million. The excess has been reflected as goodwill in our consolidated balance sheets.

During 2000, we purchased 59 Denny's franchise restaurants from Olajuwon Holdings, Inc., or OHI, a bankrupt franchisee. The purchases were made with the approval of the bankruptcy court and other parties having an interest in the OHI bankruptcy estate. In addition, in 2000 we separately reacquired 3 other restaurants from affiliated franchisees

of OHI. We accounted for the acquisitions of these units under the purchase method of accounting. The total purchase price for the 62 restaurants of approximately $16.2 million, which consisted of cash of approximately $4.5 million, the forgiveness of debt of $1.4 million and the assumption of capital leases and other liabilities of $10.3 million, exceeded the estimated fair value of the restaurants' identifiable net assets by approximately $10.0 million. This excess has been reflected as goodwill in our consolidated financial statements.

NOTE 5 IMPAIRMENT CHARGES

Due to the presence of certain conditions at December 29, 1999, including the then current market value of our common stock, the market discount on certain of our debt instruments and certain operating trends, we performed an impairment assessment of the carrying amount of the reorganization value in excess of amounts allocated to identifiable assets, net of accumulated amortization. In performing this analysis, we utilized a discounted future cash flow model and recorded an impairment charge of $136.5 million, representing the difference between the estimated fair value of Advantica resulting from the discounted cash flow model and the carrying value of our net assets recorded at December 29, 1999 prior to recognition of impairment.

At December 27, 2000, we recorded an impairment charge of $6.4 million for certain underperforming restaurants based on the difference between the estimated future discounted cash flows and the carrying value of those units at December 27, 2000. During 2001, we recorded charges of $13.6 million related to the impairment of certain underperforming restaurants, including those identified for closure (see Note 6). The charges were calculated based on the difference between the estimated future discounted cash flows and the carrying value of the units at the time of impairment.

NOTE 6 RESTRUCTURING CHARGES AND EXIT COSTS

In 2000, we began implementing senior management's plan to focus primarily on the Denny's concept. The plan included reducing corporate-level and out-of-restaurant staff support positions and identifying underperforming units for closure. Consequently, during 2000, we recorded approximately $9.0 million of severance and outplacement costs and $0.9 million of exit costs for operating lease liabilities of closed stores. We also recorded a $2.6 million charge related to certain acquired software and capitalized construction costs which became obsolete as a result of cancelling projects identified under the plan.

During 2001, we identified an additional 83 underperforming Denny's restaurants for closure. At December 26, 2001, 53 of the restaurants had been closed. The remaining restaurants are expected to be closed or otherwise disposed of within 18 months. As a result, we recorded restructuring charges of $11.9 million which were comprised of the following:

(In thousands)	
Property taxes	$ 4,474
Future rents, net of estimated sublease income	4,156
Brokerage commissions	1,404
De-identification and maintenance costs	1,333
Severance and other costs	494
	$11,861

In November 2001, we eliminated approximately 90 additional out-of-restaurant support staff positions. The related charge of $5.0 million, comprised of approximately $4.1 million in severance and outplacement costs and $0.9 million of operating lease liabilities and other costs, was recognized in the fourth quarter of 2001.

Of the total $29.4 million restructuring charges we recorded in 2000 and 2001, $27.3 million represent cash charges, including closed store exit costs of $13.7 million which will be paid out over the remaining lease terms. The remaining cash charges of $13.6 million primarily relate to severance and outplacement costs, of which $9.7 million has been paid through December 26, 2001. The remaining $3.9 million is expected to be paid out by the first quarter of 2003.

Based on information currently available, we believe our remaining restructuring liabilities are adequate and not excessive as of December 26, 2001.

NOTE 7 PROPERTY, NET

Property, net, consists of the following:

(In thousands)	December 27, 2000	December 26, 2001
Property owned:		
Land	$ 65,738	$ 64,995
Buildings and improvements	390,993	383,599
Other property and equipment	103,286	114,344
Total property owned	560,017	562,938
Less accumulated depreciation	170,959	224,955
Property owned, net	389,058	337,983
Buildings and improvements, vehicles, and other equipment held under capital leases	81,740	62,327
Less accumulated amortization	45,471	37,869
Property held under capital leases, net	36,269	24,458
	$425,327	$362,441

NOTE 8 OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

(In thousands)	December 27, 2000	December 26, 2001
Accrued salaries and vacations	$ 30,699	$ 30,345
Accrued insurance	17,502	15,331
Accrued taxes	11,703	10,760
Accrued interest	28,159	27,520
Other	57,410	42,662
	$145,473	$126,618

NOTE 9 DEBT

Long-term debt consists of the following:

(In thousands)	December 27, 2000	December 26, 2001
Notes and Debentures:		
11¼% Senior Notes due January 15, 2008, interest payable semi-annually	$529,608	$529,608
Revolving credit facility advances outstanding, due January 7, 2003	—	58,700
Other notes payable, maturing over various terms to 12 years, payable in monthly or quarterly installments with interest rates ranging from 7.5% to 12.0% (a)	3,531	3,691
Notes payable secured by equipment, maturing over various terms up to 8 years, payable in monthly installments with interest rates ranging from 9.0% to 11.97% (b)	3,951	2,295
Capital lease obligations (see Note 10)	50,490	40,050
	587,580	634,344
Premium (discount), net (c):		
11¼% Senior Notes, effective rate 10.79%	19,055	17,125
Other notes payable	(1,329)	(1,289)
Total debt	605,306	650,180
Less current maturities	11,596	5,122
Total long-term debt	$593,710	$645,058

(a) Includes notes collateralized by restaurant and other properties with a net book value of $0.8 million at December 26, 2001.
(b) Includes notes collateralized by equipment with a net book value of $0.4 million at December 26, 2001.
(c) Upon emergence from bankruptcy on January 7, 1998, we adopted fresh start reporting in accordance with SOP 90-7 and adjusted our liabilities to their fair values, which resulted in our recording premiums or discounts related to our long-term notes.

Aggregate annual maturities of long-term debt at December 26, 2001 during the next five years and thereafter are as follows:

Year:	
(In thousands)	
2002	$ 5,122
2003	63,264
2004	3,997
2005	3,415
2006	3,518
Thereafter	555,028
	$634,344

Senior Notes

Advantica currently has outstanding $529.6 million aggregate principal amount of Senior Notes. The Senior Notes are senior unsecured obligations of Advantica and rank *pari passu* in right of payment to all senior indebtedness, including the revolving credit facility. The Senior Notes are effectively subordinated to Advantica's secured indebtedness, including indebtedness under the revolving credit facility. The Senior Notes are structurally subordinated to indebtedness under the revolving credit facility to the extent of direct obligations of Advantica's subsidiaries, as borrowers and as subsidiary guarantors, thereunder. Interest on the Senior Notes accrues at a rate equal to 11¼% per annum and is payable semi-annually in arrears on each July 15 and January 15. They will mature on January 15, 2008.

The Senior Notes will be redeemable, in whole or in part, at the option of Advantica at any time on or after January 15, 2003, at a redemption price equal to 105.625% of the principal amount thereof to and including January 14, 2004, at 103.750% of the principal amount thereof to and including January 14, 2005, at 101.875% of the

principal amount thereof to and including January 14, 2006, and thereafter at 100% of the principal amount thereof, together in each case with accrued interest.

Revolving Credit Facility

Denny's, our principal operating subsidiary, is the borrower under a senior secured revolving credit facility with JP Morgan Chase Bank and other lenders named therein, providing Denny's with a working capital and letter of credit facility of up to a total of $200.0 million at December 26, 2001. At December 27, 2000, we had no working capital advances outstanding under the revolving credit facility; however, letters of credit outstanding were $65.3 million, leaving net availability of $134.7 million. At December 26, 2001, we had working capital advances of $58.7 million and letters of credit outstanding of $52.2 million under the facility, leaving net availability of $89.1 million. Advances under the revolving credit facility accrue interest at a variable rate (approximately 6.1% at December 26, 2001) based on the prime rate or an adjusted Eurodollar rate. The increase in the outstanding advances, included in notes and debentures on Advantica's consolidated balance sheet, is primarily the result of our satisfaction of the Coco's/Carrows credit facility guarantee in January 2001 (as discussed below).

The revolving credit facility matures on January 7, 2003 and is generally secured by liens on the stock of Advantica's subsidiaries, accounts receivable, intellectual property, cash and cash accounts and our corporate headquarters in Spartanburg, South Carolina. Advantica and its subsidiaries (exclusive of FRD and its subsidiaries) are guarantors under the revolving credit facility. The revolving credit facility contains covenants customarily found in credit agreements for leveraged financings that, among other things, prohibit dividends on capital stock and place limitations on (1) redemptions and repurchases of capital stock; (2) prepayments, redemptions and repurchases of debt (other than loans under the revolving credit facility); (3) liens and sale-leaseback transactions; (4) loans and investments; (5) incurrence of debt; (6) capital expenditures; (7) operating leases; (8) mergers and acquisitions; (9) asset sales; (10) transactions with affiliates; (11) changes in the business conducted by Advantica and its subsidiaries and (12) amendment of debt and other material agreements. The revolving credit facility also contains covenants that require Advantica and its subsidiaries on a consolidated basis to meet certain financial ratios and tests including provisions for the maintenance of a minimum level of interest coverage (as defined) and a minimum level of fixed charges coverage (as defined), limitations on ratios of indebtedness (as defined) to earnings before interest, taxes, depreciation and amortization (EBITDA) (as defined), and limitations on annual capital expenditures. Effective October 18, 2001, we obtained an amendment to the revolving credit facility increasing the maximum ratio of total debt to EBITDA for the remaining term of the facility in order to maintain covenant compliance and our continued ability to borrow under the revolving credit facility. Also pursuant to that amendment, certain covenants and other provisions were modified, permitting us to undertake an exchange offer relating to our Senior Notes under certain terms and conditions. In addition, as a result of the amendment, commitments under the revolving credit facility will be reduced from $200.0 million to an amount not less than $150.0 million upon receipt of cash payments, if any, related to Denny's receivable and deposits securing outstanding letters of credit under the Coco's/Carrows credit facility (as discussed below).

We were in compliance with the terms of the revolving credit facility at December 26, 2001. Under the most restrictive provision of the revolving credit facility (the total debt to EBITDA ratio), we could have borrowed an additional $14.0 million and we would still have been in compliance.

Coco's/Carrows Credit Facility

FRD's principal operating subsidiaries, Coco's and Carrows, have a $70.0 million senior secured credit facility, which initially consisted of a $30.0 million term loan and a $40.0 million revolving credit facility. At December 27, 2000, the facility was guaranteed by Advantica. Coco's and Carrows obtained a waiver of compliance from certain third quarter 2000 financial covenants from the former lenders until January 8, 2001. On January 8, 2001, Advantica paid $70.0 million to the former lenders in full and complete satisfaction of Advantica's guarantee of the Coco's/Carrows credit facility with a combination of cash on hand and an advance under Denny's revolving credit facility. As a result of its satisfaction of obligations under the guarantee, Advantica was subrogated to the rights and collateral of the former lenders which it immediately assigned to Denny's. Additionally, following the satisfaction of the guarantee, our ability to make further investments in FRD became restricted in accordance with the terms of the indenture for our Senior Notes.

At December 26, 2001, FRD's operating subsidiaries had $26.0 million of outstanding term loan borrowings, working capital borrowings of $24.7 million and letters of credit outstanding of $9.6 million. Denny's has deposited cash collateral with one of Coco's and Carrows' former lenders to secure Coco's/Carrows credit facility's outstanding letters of credit. At December 26, 2001, the balance of such deposit was $9.8 million, which is reflected in other current assets in our consolidated balance sheets. Denny's receivable of $51.7 million, including accrued interest of $0.9 million at December 26, 2001 (see Note 3), relates to borrowings under the Coco's/Carrows credit facility. This receivable eliminates in consolidation, thereby reducing the net liabilities of discontinued operations on our consolidated balance sheet at December 26, 2001.

All advances under the Coco's/Carrows credit facility due to Denny's accrue interest at a variable rate (approximately 6.8% at December 26, 2001) based on the prime rate. The advances are secured by substantially all of the assets of FRD and its subsidiaries, including the issued and outstanding stock of FRD's subsidiaries.

The Coco's/Carrows credit facility contains a number of restrictive covenants which, among other things, limit (subject to certain exceptions) FRD and its subsidiaries with respect to the incurrence of debt, existence of liens, investments and joint ventures, the declaration or payment of dividends, the making of guarantees and other contingent obligations, mergers, the sale of assets, capital expenditures and material change in their business. The Coco's/Carrows credit facility also contains certain financial covenants including provisions for the maintenance of a minimum level of interest coverage, limitations on ratios of indebtedness to EBITDA and limitations on annual capital expenditures. At December 26, 2001, FRD's operating subsidiaries were not in compliance with certain covenants under the Coco's/Carrows credit facility, which constitutes an event of default under the facility. As a result of the default, Denny's may exercise certain rights including, but not limited to, the right to terminate commitments, declare the loans outstanding due and payable and seek to foreclose on its collateral. It has agreed not to do so, however, during a 120-day forbearance period under the terms of the settlement agreement (described below) related to FRD's bankruptcy proceeding.

FRD Bankruptcy

On January 16, 2001, FRD elected not to make the scheduled interest payment (and all subsequent interest payments to date) due on the $156.9 million aggregate principal amount of its 12.5% senior notes due 2004, or FRD Notes. On February 14, 2001, to facilitate the divestiture of its Coco's and Carrows brands and to preserve their going concern value, FRD filed for protection under Chapter 11 of the United States Bankruptcy Code. For additional information concerning the FRD Notes and the Chapter 11 filing, see Note 3.

On February 19, 2002, Advantica and Denny's, along with FRD, Coco's and Carrows, entered into a stipulation and agreement of settlement, or settlement agreement, with the official committee of unsecured creditors of FRD seeking to resolve various disputes relating to the administration of FRD's pending bankruptcy case. The bankruptcy court approved the settlement agreement on March 8, 2002. Under the terms of the settlement agreement, Denny's will allow a 120-day forbearance period (which commenced on March 8, 2002) during which the creditors' committee and FRD and its operating subsidiaries shall use their best efforts to obtain new financing to repay, at a discount, the outstanding borrowings from Denny's (approximately $48.7 million at the date of the settlement agreement), plus accrued but unpaid interest, fees and expenses. During this forbearance period, the effort to sell FRD or its assets to a third party will be suspended. If new financing sufficient to repay the outstanding borrowings from Denny's, less a $10 million discount, is obtained by the end of the forbearance period, Denny's will accept such discounted repayment amount in full satisfaction of its claims against FRD and Coco's and Carrows. If FRD is unable to obtain financing to repay this discounted repayment amount by the end of the forbearance period, FRD shall, at the election of the creditors' committee in lieu thereof:

- pay Denny's the proceeds of any new financing that is obtained, plus additional cash necessary for a total cash repayment to Denny's of at least $20 million,
- issue new junior secured notes to Denny's in a principal amount equal to the amount of Coco's and Carrows' current obligations to Denny's, minus the amount of any cash paid and any applicable repayment discount as described in the settlement agreement (such junior secured notes subordinate in right of payment and as to collateral to the new financing), and

- issue to Denny's up to 10% of the common stock in FRD dependent upon the amount of cash repaid to Denny's as described above.

The parties have agreed to attempt to replace the outstanding letters of credit (approximately $9.6 million at the date of the settlement agreement) and cause the cash deposit provided by Denny's supporting the letters of credit to be released. If the letters of credit are not replaced, Denny's will keep them in place and allow them to terminate in the ordinary course and will receive a separate note payable from Coco's and Carrows to provide reimbursement if any letters of credit are drawn upon. Advantica will continue to provide management and information technology services pursuant to a one-year services agreement at a cost to FRD set forth in the settlement agreement.

The settlement agreement is also conditioned upon the consent of Denny's revolving credit facility lender. If the terms of the proposed settlement agreement, including the financing described above, are satisfied, Advantica's ownership of the common stock of FRD (or controlling interest in the case of the third bullet point above) will transfer to the unsecured creditors of FRD.

In light of, among other things, the operating results and financial condition of FRD and the uncertainties as to the outcome of the proposed settlement agreement outlined above, there can be no assurance that we will be able to recover any or all of the secured obligations owed to us under the Coco's/Carrows credit facility. However, since we report FRD as a net liability of discontinued operations in our consolidated balance sheets, we will not incur any additional losses from the disposition of FRD (even if no amounts are realized from the proposed settlement agreement or other disposal actions).

Fair Value of Long-Term Debt

The estimated fair value of our long-term debt (excluding capital lease obligations) is approximately $379 million at December 26, 2001. The computation is based on market quotations for the same or similar debt issues or the estimated borrowing rates available to us. The decrease in the estimated fair value of long-term debt compared to its historical cost reported in our consolidated balance sheets at December 26, 2001 relates primarily to market quotations for our Senior Notes.

NOTE 10 LEASES AND RELATED GUARANTEES

Our operations utilize property, facilities, equipment and vehicles leased from others. Buildings and facilities are primarily used for restaurants and support facilities. Restaurants are operated under lease arrangements which generally provide for a fixed basic rent, and, in some instances, contingent rent based on a percentage of gross revenues. Initial terms of land and restaurant building leases generally are not less than 20 years exclusive of options to renew. Leases of other equipment primarily consist of restaurant equipment, computer systems and vehicles.

We lease certain owned and leased property, facilities and equipment to others. Our net investment in direct financing leases receivable is as follows:

(In thousands)	December 27, 2000	December 26, 2001
Total minimum rents receivable	$18,988	$18,444
Less unearned income	7,994	7,699
Net investment in direct financing leases receivable	10,994	10,745
Less current portion	688	711
Long-term direct financing leases receivable	$10,306	$10,034

Minimum future lease payments and receipts at December 26, 2001 are as follows:

Year:	Capital Leases		Operating Leases	
	Minimum Lease Payments	Minimum Sublease Receipts	Minimum Lease Payment	Minimum Sublease Receipts
(In thousands)				
2002	$ 9,592	$ 4,193	$ 47,875	$ 20,901
2003	8,644	4,063	44,342	20,110
2004	7,633	3,848	39,701	19,624
2005	7,059	3,835	35,950	19,285
2006	6,879	3,823	32,546	18,847
Subsequent years	38,563	42,951	155,748	199,763
Total	78,370	$62,713	$356,162	$298,530
Less imputed interest	38,320			
Present value of capital lease obligations	$40,050			

The total rental expense included in the determination of loss from continuing operations is as follows:

	1999	2000	2001
(In thousands)			
Base rents	$37,046	$47,322	$46,540
Contingent rents	8,379	6,562	6,768
	$45,425	$53,884	$53,308

Total rental expense in the above table does not reflect sublease rental income of $14.1 million, $20.1 million and $29.8 million for 1999, 2000 and 2001, respectively.

NOTE 11 INCOME TAXES

A summary of the provision for (benefit from) income taxes attributable to the loss from continuing operations is as follows:

	1999	2000	2001
(In thousands)			
Current:			
Federal	$ —	$ —	$ —
State, foreign and other	814	1,802	1,571
	814	1,802	1,571
Deferred:			
Federal	—	—	—
State, foreign and other	—	—	—
	—	—	—
Provision for income taxes	$ 814	$1,802	$1,571
The total provision for (benefit from) income taxes related to:			
Loss from continuing operations	$ 814	$1,802	$1,571
Discontinued operations	445	(1,416)	321
Extraordinary item	—	—	—
Total provision for income taxes	$1,259	$ 386	$1,892

The following represents the approximate tax effect of each significant type of temporary difference giving rise to deferred income tax assets or liabilities from continuing operations:

(In thousands)	December 27, 2000	December 26, 2001
Deferred tax assets:		
Deferred income	$ 6,960	$ 1,748
Debt premium	7,851	7,782
Lease reserves	4,206	2,309
Self-insurance reserves	18,155	19,009
Capitalized leases	6,034	3,023
Closed store reserve	1,554	5,598
Fixed assets	23,530	45,425
Other accruals and reserves	12,631	3,882
Alternative minimum tax credit carryforwards	12,451	14,635
General business credit carryforwards	61,862	52,519
Net operating loss carryforwards	744	19,138
Less: valuation allowance	(113,498)	(135,550)
Total deferred tax assets	42,480	39,518
Deferred tax liabilities:		
Intangible assets	(42,480)	(39,518)
Total deferred tax liabilities	(42,480)	(39,518)
Net deferred tax liability	$ —	$ —

We have established a valuation allowance for the portion of the deferred tax assets for which it is more likely than not that a tax benefit will not be realized. Any subsequent reversal of the valuation allowance established in connection with fresh start reporting on January 7, 1998 (approximately $59 million at December 26, 2001) would be applied first to reduce reorganization value in excess of amounts allocable to identifiable assets, or reorganization value, then to reduce other identifiable intangible assets, followed by a credit directly to equity. In 2000, we settled all issues related to petitions we filed with the Internal Revenue Service, or IRS, to contest federal income tax deficiencies. As a result of the IRS settlement and the settlement and revaluation of other income tax reserves established on January 7, 1998, in 2000 we reversed approximately $25.4 million of income tax reserves and recorded a corresponding $23.6 million reduction in reorganization value and a $1.8 million reduction to loss from discontinued operations. In 2001, the final computations of the federal income taxes and interest were completed related to the IRS settlement, and we recorded an additional $4.2 million reduction in reorganization value. During 2001, we filed amended federal income tax returns to forgo general business credits previously elected, which reduces the amount of general business credit carryforwards but increases the net operating loss, or NOL, carryforwards available to future years. These changes are reflected in the valuation allowance.

The difference between our statutory federal income tax rate and our effective tax rate on loss from continuing operations before discontinued operations and extraordinary items is as follows:

	1999	2000	2001
Statutory tax (benefit) rate	(35)%	(35)%	(35)%
Differences:			
State, foreign, and other taxes, net of federal income tax benefit	—	1	1
Amortization of reorganization value in excess of amounts allocable to identifiable assets	13	19	12
Impairment charge of excess reorganization value	18	—	—
Nondeductible wages related to the FICA tip credit and work opportunity tax credit	1	3	—
Portion of net operating losses and unused income tax credits resulting from of the establishment of a valuation allowance	5	13	24
Other	(2)	1	—
Effective tax rate	—%	2%	2%

In connection with our reorganization on January 7, 1998, we realized a gain from the extinguishment of certain indebtedness, which is not taxable since it resulted from a reorganization under the bankruptcy code. However, in 1999 we were required to reduce certain tax attributes related to Advantica, exclusive of its operating subsidiaries, including (1) NOL carryforwards, (2) certain tax credits and (3) tax bases in assets in an amount equal to such gain on extinguishment.

At December 26, 2001, Advantica has available, on a consolidated basis, general business credit carryforwards of approximately $53 million, most of which expire in 2004 through 2019, and alternative minimum tax, or AMT, credit carryforwards of approximately $15 million, which never expire. In addition, we have available regular NOL and AMT NOL carryforwards of approximately $55 million and $104 million, respectively, which expire in 2012 through 2021. Due to our reorganization on January 7, 1998, our ability to utilize the general business credit carryforwards, AMT credit carryforwards, and NOL carryforwards which arose prior to the reorganization is limited to a specified annual amount. The annual limitation for the utilization of these carryforwards is approximately $21 million for NOL carryforwards or $7 million for tax credits. The annual limitation may also be increased for the recognition of certain built-in gains. General business credits of approximately $8 million, regular NOL carryforwards of approximately $51 million and AMT NOL carryforwards of approximately $71 million that arose subsequent to the reorganization are not subject to any limitation as of the end of 2001, although limitations could be triggered by future changes in Advantica stock ownership. A portion of the carryforwards may be reduced or lost based upon the ultimate disposition of FRD's operating subsidiaries. See also Note 19.

In connection with the acquisition of FRD's subsidiaries in May 1996, Advantica acquired certain income tax attributes which, prior to 1999, could be used only to offset the separate taxable income of FRD's subsidiaries. Approximately $23 million of regular NOL carryforwards are available at December 26, 2001 to reduce the future taxable income of Advantica and its subsidiaries, subject to certain limitations. Due to prior ownership changes of FRD's subsidiaries in January 1994 and May 1996, our ability to utilize these carryforwards is limited. The annual limitation for the utilization of the NOL carryforwards which were generated after January 1994 and before May 1996 is approximately $4 million, plus the recognition of certain built-in gains. These NOL carryforwards expire principally in 2009 through 2011. Utilization of the loss carryforwards related to FRD's subsidiaries are also subject to our overall annual limitation of $21 million. Advantica and FRD's subsidiaries have utilized all of these capital loss carryforwards, including approximately $4 million utilized in 1999 and $4 million utilized in 2000 to offset capital gains recognized in those years. A substantial portion of the carryforwards may be utilized or lost upon the ultimate disposition of FRD's operating subsidiaries.

NOTE 12 EMPLOYEE BENEFIT PLANS

Pension and Other Defined Benefit and Contribution Plans

We maintain several defined benefit plans for continuing operations which cover a substantial number of employees. Benefits are based upon each employee's years of service and average salary. Our funding policy is based on the minimum amount required under the Employee Retirement Income Security Act of 1974. We also maintain defined contribution plans.

The components of net pension cost of the pension plan and other defined benefit plans as determined under Statement of Accounting Standards No. 87, "Employers' Accounting for Pensions," are as follows:

(In thousands)	1999	2000	2001
Pension Plan:			
Service cost	$ 758	$ 459	$ 266
Interest cost	2,700	2,608	2,713
Expected return on plan assets	(3,307)	(3,225)	(3,051)
Net periodic benefit cost (gain)	$ 151	$ (158)	$ (72)
Curtailment gains	$ (796)	$ —	$ —
Other comprehensive loss	—	2,444	4,791
Other Defined Benefit Plans:			
Service cost	$ 370	$ 681	$ 510
Interest cost	176	236	229
Recognized net actuarial gain	96	(1)	(15)
Net periodic benefit cost	$ 642	$ 916	$ 724
Curtailment loss	$ 702	$ —	$ —
Other comprehensive loss	—	—	171

Net pension and other defined benefit plan costs charged to continuing operations for 1999, 2000 and 2001 were $0.6 million, $1.1 million and $0.9 million, respectively.

The following table sets forth the funded status and amounts recognized in our balance sheet for our pension plan and other defined benefit plans:

	Pension Plan		Other Defined Benefit Plans	
(In thousands)	December 27, 2000	December 26, 2001	December 27, 2000	December 26, 2001
Change in Benefit Obligation				
Benefit obligation at beginning of year	$37,026	$37,265	$ 3,340	$ 3,692
Service cost	459	266	680	510
Interest cost	2,608	2,713	236	229
Actuarial losses (gains)	(617)	1,535	(342)	856
Benefits paid	(2,211)	(2,099)	(222)	(761)
Benefit obligation at end of year	$37,265	$39,680	$ 3,692	$ 4,526
Change in Plan Assets				
Fair value of plan assets at beginning of year	$34,883	$33,081	$ —	$ —
Actual return on plan assets	(182)	(209)	—	—
Employer contributions	591	230	222	761
Benefits paid	(2,211)	(2,099)	(222)	(761)
Fair value of plan assets at end of year	$33,081	$31,003	$ —	$ —
Reconciliation of Funded Status				
Funded Status	$(4,184)	$(8,677)	$(3,692)	$(4,526)
Unrecognized losses (gains)	2,790	7,585	(531)	339
Unrecognized transition amount	—	—	(1)	—
Net amount recognized	$(1,394)	$(1,092)	$(4,224)	$(4,187)
Amounts Recognized in the Consolidated Balance Sheet Consist of:				
Accrued benefit liability	$(3,838)	$(8,327)	$(4,224)	$(4,358)
Accumulated other comprehensive loss	2,444	7,235	—	171
Net amount recognized	$(1,394)	$(1,092)	$(4,224)	$(4,187)

Assets held by our plans are invested in money market and other fixed income funds as well as equity funds.

Significant assumptions used in determining net pension cost and funded status information for all the periods shown above are as follows:

	1999	2000	2001
Discount rate	7.3%	7.5%	7.3%
Rates of salary progression	4.0%	4.0%	4.0%
Long-term rates of return on assets	9.5%	9.5%	9.5%

In addition, we have defined contribution plans whereby eligible employees can elect to contribute from 1% to 15% of their compensation to the plans. Under these plans, we make matching contributions, subject to certain limitations. Amounts charged to income from continuing operations under these plans operations were $2.0 million, $2.1 million and $1.9 million for 1999, 2000 and 2001, respectively.

Stock Option Plans

We have two stock-based compensation plans as described below. We have adopted the disclosure-only provisions of Financial Accounting Standards Board Statement 123, or SFAS 123, "Accounting for Stock Based Compensation," while continuing to follow Accounting Principles Board Opinion No. 25, or APB 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Under APB 25, because the exercise price of our employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pursuant to the plan of reorganization, and shortly after January 7, 1998, we adopted the Advantica Restaurant Group Stock Option Plan, or the Non-Officer Plan, and the Advantica Restaurant Group Officer Stock Option Plan, or the Officer Plan. Effective March 15, 1999, the Non-Officer Plan and the Officer Plan were merged together and the surviving plan's name was changed to the Advantica Stock Option Plan, or the Advantica Plan. All participants in the Non-Officer Plan and Officer Plan on the effective date of the plan merger continued to be participants in the Advantica Plan and retained all options previously issued to participants under the Officer Plan and the Non-Officer Plan under the same terms and conditions existing at the time of grant.

The Advantica Plan permits the Compensation and Incentives Committee of the Advantica Board to award stock options as incentives to employees of Advantica. The committee has sole discretion to determine the exercise price, term and vesting schedule of options awarded under such plans. A total of 7,388,888 shares of Advantica common stock are authorized to be issued under the Advantica Plan. Under the terms of the Advantica Plan, optionees who terminate for any reason other than cause, disability, retirement or death will be allowed 60 days after the termination date to exercise vested options. Vested options are exercisable for one year when termination is by a reason of disability, retirement or death. If termination is for cause, no option shall be exercisable after the termination date.

In addition to the Advantica Plan, we have adopted the Advantica Restaurant Group Director Stock Option Plan, or the Director Plan, the terms of which are substantially similar to the terms of the Advantica Plan. A total of 200,000 shares of Advantica common stock are authorized to be issued under the Director Plan.

Under each plan, options granted to date generally vest evenly over 3 to 5 years, have a 10-year life and are issued at the market value at the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if we had accounted for its employee stock options granted under the fair value method of that statement. The fair value of the stock options granted in 1999 and 2001 was estimated at the date of grant using the Black-Scholes option pricing model. No options were granted in 2000. We used the following weighted average assumptions for the grants:

	1999	2001
Dividend yield	0.0%	0.0%
Expected volatility	0.72	0.95
Risk-free interest rate	6.4%	5.2%
Weighted average expected life	9.0 years	8.8 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma information follows:

	1999	2000	2001
(In millions, except per share data)			
Reported net loss	$(381.9)	$(98.0)	$(88.5)
Pro forma net loss	(386.3)	(99.9)	(90.9)
Reported basic and diluted loss per share	(9.54)	(2.45)	(2.21)
Pro forma basic and diluted loss per share	(9.63)	(2.49)	(2.26)

A summary of our stock option plans is presented below.

	1999		2000		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
(Option amounts in thousands)						
Outstanding, beginning of year	3,092	$8.32	4,768	$6.37	2,491	$4.81
Granted	2,063	3.66	—	—	3,750	1.14
Forfeited/Expired	(387)	7.50	(2,277)	8.08	(1,005)	3.99
Outstanding, end of year	4,768	6.37	2,491	4.81	5,236	2.34
Exercisable at year end	1,210	8.99	1,002	5.66	1,880	3.46

The following table summarizes information about stock options outstanding at December 26, 2001 (option amounts in thousands):

Range of Exercise Prices	Number Outstanding at 12/26/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/26/01	Weighted-Average Exercise Price
$0.84 - 1.06	2,839	9.16	$0.93	757	$0.84
2.00 - 4.69	2,080	7.91	3.22	875	4.03
6.31 - 10.00	317	6.34	9.20	248	9.49
	5,236			1,880	

The weighted average fair value per option of options granted during the fiscal years ended December 29, 1999 and December 26, 2001 was $2.78 and $0.85, respectively. No options were granted during 2000.

NOTE 13 COMMITMENTS AND CONTINGENCIES

There are various claims and pending legal actions against or indirectly involving us, including actions concerned with civil rights of employees and customers, other employment related matters, taxes, sales of franchise rights and businesses and other matters. Certain of these are seeking damages in substantial amounts. The amounts of liability, if any, on these direct or indirect claims and actions at December 26, 2001, over and above any insurance coverage in respect to certain of them, are not specifically determinable at this time.

Four former Denny's restaurant managers have initiated, in the Superior Court for King County, Washington, a class action lawsuit seeking, among other things, overtime compensation. The action, which was originally filed on May 16, 2000, was certified on July 31, 2001 as a class action with all managers and general managers who worked for company-owned Denny's restaurants in Washington since January 1, 1997 being identified as class members. The suit alleges that managers at Denny's are not exempt "executive" employees because they supposedly spend most of their time on non-exempt tasks, thus entitling them to overtime compensation. Denny's contends that it properly classifies its managers as salaried employees, thereby exempting them from the payment of overtime compensation. Denny's has been and will continue to vigorously defend this lawsuit.

Other proceedings are pending against us, in many cases involving ordinary and routine claims incidental to our business, and in others presenting allegations that are nonroutine and include compensatory or punitive damage claims. Our ultimate legal and financial liability with respect to the matters mentioned above and these other proceedings cannot be estimated with certainty. However, we believe, based on our examination of these matters and our experience to date, that the ultimate disposition of these matters will not significantly affect our financial position or results of operations.

In conjunction with the sales of Portion-Trol Foods, Inc. and the Mother Butler Pies division of Denny's, we entered into five-year purchasing agreements with the acquirers under which we were required to make minimum annual purchases over the contract terms. The purchasing agreement related to Mother Butler Pies expired on July 31, 2001 and the purchasing agreement related to Portion-Trol Foods, Inc. was subsequently extended to December 31, 2002.

In January 2000, we entered into an agreement with Affiliated Computer Services, Inc., or ACS, to manage and operate our information technology for its corporate headquarters, restaurants and field management. ACS oversees data center operations, desktop support, data networking, help desk operations and POS hardware maintenance. Under the agreement, including expenditures related to FRD, we spent $11.4 million and $13.5 million in 2000 and 2001, respectively, and anticipate spending approximately $11.9 million in 2002. The agreement expires on April 30, 2003.

NOTE 14 WARRANTS

Pursuant to the plan of reorganization and as of January 7, 1998, Advantica is deemed to have issued warrants to purchase, in the aggregate, 4.0 million shares of common stock. Each warrant, when exercised, will entitle the holder to purchase one share of common stock at an exercise price of $14.60 per share, subject to adjustment for certain events. Such warrants may be exercised through January 7, 2005. There were approximately 4.0 million, 4.0 million and 3.2 million warrants outstanding at December 29, 1999, December 27, 2000 and December 26, 2001, respectively.

NOTE 15 STOCKHOLDER RIGHTS PLAN

Our Board of Directors adopted a stockholder rights plan on December 14, 1998, which is designed to provide protection for our shareholders against coercive or unfair takeover tactics. The rights plan is also designed to prevent an acquirer from gaining control of Advantica without offering a fair price to all shareholders. The rights plan was not adopted in response to any specific proposal or inquiry to gain control of Advantica.

The rights, until exercised, do not entitle the holder to vote or receive dividends. We have the option to redeem the rights at a price of $0.01 per right, at any time prior to the earlier of (1) the time the rights become exercisable or (2) December 30, 2008, the date the rights expire. Until the rights become exercisable, they have no dilutive effect on earnings per share.

NOTE 16 LOSS PER SHARE APPLICABLE TO COMMON SHAREHOLDERS

The calculations of our basic and diluted loss per share have been based on the weighted average number of Advantica shares outstanding. Advantica's warrants and options have been omitted from the calculations for all the periods presented because they have an antidilutive effect on loss per share. Therefore, the diluted loss per share is the same as the basic loss per share. See Notes 12 and 14 for the number of options and warrants outstanding.

NOTE 17 EXTRAORDINARY ITEM

During the first quarter of 2001, as a result of the settlement of the remaining issues related to our former information systems outsourcing contract with IBM, approximately $7.8 million of capital lease obligations were forgiven and an extraordinary gain was recorded.

NOTE 18 RELATED PARTY TRANSACTIONS

We have frequently sold company-owned restaurants to former employees, including our former executives. We received proceeds totaling $4.2 million, $49.8 million and $13.2 million for 1999, 2000 and 2001, respectively, from the sale of restaurants to related parties. Of those amounts, we received cash proceeds of $2.2 million, $47.0 million and $12.4 million for 1999, 2000 and 2001, respectively. Amounts received in 2000 included proceeds of $18.4 million, of which $17.7 million were cash proceeds, from the sale of restaurants to former Denny's officers.

NOTE 19 SUBSEQUENT EVENT

On March 9, 2002, President Bush signed into law H.R. 3090, the Job Creation and Worker Assistance Act, or the Act, of 2002. The Act will allow us to carry back alternative minimum tax, or AMT, net operating losses generated during 2001, which will result in a cash refund of 1998 AMT taxes paid of approximately $2.7 million.

NOTE 20 QUARTERLY DATA (UNAUDITED)

The results for each quarter include all adjustments which, in our opinion, are necessary for a fair presentation of the results for interim periods. Nonrecurring adjustments include restructuring charges and exit costs, impairment charges and extraordinary items. Otherwise, all adjustments are of a normal and recurring nature.

Selected consolidated financial data for each quarter of 2000 and 2001 are set forth below:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 27, 2000:				
Revenue:				
Company restaurant sales	$267,627	$279,412	$282,619	$250,983
Franchise and license revenue	16,033	17,521	20,023	21,031
Total operating revenue	283,660	296,933	302,642	272,014
Cost of company restaurant sales:				
Product costs	68,633	73,360	73,568	64,912
Payroll and benefits	109,102	110,432	111,341	96,347
Occupancy	15,941	16,341	15,359	11,670
Other operating expenses	39,364	40,972	41,848	40,697
Total costs of company restaurant sales	233,040	241,105	242,116	213,626
Franchise restaurant costs	7,189	8,419	9,014	13,378
General and administrative expenses	19,171	16,629	15,850	14,641
Amortization of reorganization value in excess of amounts allocable to identifiable assets	10,731	10,564	10,342	10,496
Depreciation and other amortization	27,148	28,516	28,274	27,511
Impairment charges	—	—	—	6,416
Restructuring charges and exit costs	7,248	—	—	5,308
Gains on refranchising and other, net	(4,678)	(17,346)	(16,315)	(12,880)
Total costs and expenses	299,849	287,887	289,281	278,496
Operating (loss) income	$(16,189)	$ 9,046	$ 13,361	$ (6,482)
Net loss	$(46,475)	$(19,459)	$ (7,277)	$(24,791)
Basic and diluted net loss per share	(1.16)	(0.49)	(0.18)	(0.62)

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 26, 2001:				
Revenue:				
Company restaurant sales	$236,787	$242,122	$245,870	$224,401
Franchise and licensing revenue	21,564	22,270	24,202	22,512
Total operating revenue	258,351	264,392	270,072	246,913
Cost of company restaurant sales:				
Product costs	59,672	60,435	60,504	57,110
Payroll and benefits	97,139	97,955	96,266	91,504
Occupancy	15,069	14,979	13,246	12,647
Other operating expenses	35,875	35,425	36,248	34,733
Total costs of company restaurant sales	207,755	208,794	206,264	195,994
Franchise restaurant costs	9,723	10,565	9,115	9,599
General and administrative expenses	16,030	15,031	13,608	15,511
Amortization of reorganization value in excess of amounts allocable to identifiable assets	7,574	7,151	7,067	6,900
Depreciation and other amortization	23,837	24,196	22,151	25,455
Impairment charges	—	8,343	—	5,287
Restructuring charges and exit costs	—	8,495	—	8,368
Gains on refranchising and other, net	(4,400)	(5,896)	(1,827)	(1,217)
Total operating costs and expenses	260,519	276,679	256,378	265,897
Operating (loss) income	$ (2,168)	$(12,287)	$ 13,694	$(18,984)
Loss before extraordinary item	$(21,154)	$(30,851)	$ (4,780)	$(39,537)
Net loss	(13,376)	(30,851)	(4,780)	(39,537)
Basic and diluted loss per share before extraordinary item	(0.53)	(0.77)	(0.12)	(0.98)
Basic and diluted net loss per share	(0.33)	(0.77)	(0.12)	(0.98)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTICA RESTAURANT GROUP, INC.

By: /s/ RHONDA J. PARISH

Rhonda J. Parish
Executive Vice President,
General Counsel and Secretary
Date: March 26, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ NELSON J. MARCHIOLI (Nelson J. Marchioli)	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2002
/s/ ANDREW F. GREEN (Andrew F. Green)	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 26, 2002
/s/ CHARLES F. MORAN (Charles F. Moran)	Director and Chairman	March 26, 2002
/s/ VERA K. FARRIS (Vera K. Farris)	Director	March 26, 2002
/s/ ROBERT E. MARKS (Robert E. Marks)	Director	March 26, 2002
/s/ LLOYD I. MILLER, III (Lloyd I. Miller, III)	Director	March 26, 2002
/s/ ELIZABETH A. SANDERS (Elizabeth A. Sanders)	Director	March 26, 2002
/s/ DONALD R. SHEPHERD (Donald R. Shepherd)	Director	March 26, 2002

Charles F. Moran
Chairman[1]
Director[1,2]
Retired; Senior Vice President,
Sears, Roebuck and Co.

Vera K. Farris[1,2]
President,
The Richard Stockton College of New Jersey

Darrell Jackson[2]
CEO and President,
Sunrise Enterprise of Columbia, Inc.

Nelson J. Marchioli[1,2]
Chief Executive Officer and President,
Advantica Restaurant Group, Inc.

Robert E. Marks[1,2]
President,
Marks Ventures, Inc.

Lloyd I. Miller, III[1,2]
Registered Investment Advisor

Elizabeth A. Sanders[1,2]
Principal,
The Sanders Partnership

Donald R. Shepherd[1,2]
Retired; Chairman,
Loomis, Sayles & Company, L.P.

Raul R. Tapia
Chairman[2]
Director[2]
Partner,
Murray, Montgomery, Tapia & O'Donnell

(1) Director, Advantica Restaurant Group, Inc.
(2) Director, FRD Acquisition Co.
(parent company of Coco's and Carrows restaurants)

ADVANTICA AND DENNY'S

Nelson J. Marchioli[1,2]
Chief Executive Officer and President

Rhonda J. Parish[1,2]
Executive Vice President, General Counsel and Secretary

Janis S. Emplit[1,2]
Senior Vice President, Chief Information Officer

Roy C. Getz[2]
Senior Vice President, Marketing and Product Development

Andrew F. Green[1,2]
Senior Vice President and Chief Financial Officer

Linda G. Traylor[1,2]
Senior Vice President, Human Resources

Robert M. Barrett[1,2]
Vice President and Assistant General Counsel

Phyllis J. Calvert[2]
Vice President, Human Resources

Timothy E. Flemming[1,2]
Vice President, Assistant General Counsel and Assistant Secretary

Michael J. Jank[1,2]
Vice President, Risk Management

Kenneth E. Jones[1,2]
Vice President and Treasurer

Steven B. McGehee[2]
Vice President, Marketing

Ross B. Nell[1,2]
Vice President, Tax

Kenneth R. Parson[2]
Vice President, Training

Karen F. Randall[1,2]
Vice President, Communications

Mounir N. Sawda[2]
Vice President, Franchise and Development

Mark C. Smith[1,2]
Vice President, Procurement and Distribution

Thomas M. Starnes[2]
Vice President, Food Safety, Quality Assurance and Brand Standards

Gustave E. Gelardi[2]
Division Vice President of Operations—Division 3

Craig E. Herman[2]
Division Vice President of Operations—Division 2

Bonnie J. McFarland[2]
Division Vice President of Operations—Division 1

Samuel M. Wilensky[2]
Division Vice President of Franchise Operations

(1) Officer, Advantica Restaurant Group, Inc. ("Advantica")
(2) Officer, Denny's, Inc. ("Denny's")

CORPORATE OFFICE:
Advantica Restaurant Group, Inc.
203 East Main Street
Spartanburg, SC 29319
(864) 597-8000

INDEPENDENT AUDITORS:
Deloitte & Touche LLP
Greenville, SC

TRANSFER AGENT FOR COMMON STOCK AND WARRANTS:
For information regarding change of address or other matters concerning your shareholder account, please contact the transfer agent directly at:
Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
(212) 509-4000
(800) 509-5586

BOND TRUSTEES:
11¼% Senior Notes due 2008
U.S. Bank
Corporate Trust Department
P.O. Box 64111 (zip 55164-0111)
180 East Fifth Street
St. Paul, MN 55101
(800) 934-6802

12.5% FRD Senior Notes due 2004
The Bank of New York
Corporate Trust Operations
Fiscal Agencies Department
101 Barclay Street, 7 East
New York, NY 10286
(800) 548-5075

STOCK LISTING INFORMATION:
Advantica common stock and warrants are listed on OTC Bulletin Board® under the symbols DINE and DINEW, respectively.

FOR FINANCIAL INFORMATION:
Call (864) 597-8658, or write to:
Ken Jones, Treasurer
Advantica Restaurant Group, Inc.
203 East Main Street, P-10-10
Spartanburg, SC 29319

Investor information such as news releases, links to SEC filings and stock quotes may also be accessed from Advantica's corporate web site at: www.advantica-dine.com

Wednesday, May 22, 2002
The Ritz-Carlton, Buckhead
3434 Peachtree Road
Atlanta, GA 30326

Designed by Curran & Connors, Inc. / www.curran-connors.com

ADVANTICA
restaurant group

2001

Advantica Restaurant Group, Inc.
203 East Main Street
Spartanburg, SC 29319